Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of the Securities Exchange Act of 1934

For the month of November 2002

(Commission File No.  000-24876)

TELUS Corporation
(Translation of registrant's name into English)

21st Floor, 3777 Kingsway
Burnaby, British Columbia  V5H 3Z7
Canada
(Address of principal registered offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

									    X
		Form 20-F	_____			Form 40-F	_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

									    X
		Yes		_____			No		_____




	This Form 6-K consists of the following:

	Press release dated November 4, 2002 of third quarter results.











TELUS						NEWS RELEASE






November 4, 2002


TELUS Reports Third Quarter Results
Strong wireless performance and considerable progress on wireline efficiency


Vancouver, B.C. - TELUS Corporation (TSE: T and T.A / NYSE: TU) today reported for the third quarter of 2002 strong wireless performance including 40% growth in operating earnings (EBITDA) at TELUS Mobility and significant cost structure improvements in the quarter resulting from the continued implementation of the Operational Efficiency Program (OEP) at TELUS Communications.

Darren Entwistle, president and CEO commented "third quarter results reflect excellent performance at TELUS Mobility and considerable progress in improving the cost structure and efficiency at TELUS Communications. TELUS Mobility continues to perform well on all operating and financial metrics. Our industry leading ARPU of $58 and 1.7% churn reflect our focus on delivering profitable growth and investing in customer retention. The Operational Efficiency Program at TELUS Communications is well underway and generating extensive results, including the closure of 33 retail stores and the closure and consolidation of 11 customer contact centres by the end of October. At the end of the third quarter, approximately 2,700 employee positions had been reduced this year, 1,700 in the quarter, and by the end of October we were up to 4,000. The strong momentum of the Operational Efficiency Program, combined with wide acceptance of our early retirement incentive, has led to TELUS raising our original plan of 6,000 net employee reductions to 6,500. The estimated recurring annualized increase in operating earnings from the program has increased to approximately $540 million."


Robert McFarlane, executive vice president and CFO, stated "the financial strength of TELUS was clearly demonstrated and enhanced in the third quarter by a $402 million debt repurchase funded by a $337 million equity issuance in September. As a result of repurchasing debt at an average 21 percent discount to face value, TELUS recorded an $82 million pre-tax gain and effectively issued equity at a premium. These transactions balanced the interests of equity and debt holders as evidenced by TELUS' publicly traded debt and share prices rallying following the transactions. These transactions in combination with $241 million of free cash flow generation in the quarter significantly enhanced TELUS' credit profile."

FINANCIAL HIGHLIGHTS

The financial results for the third quarter reflect underlying growth offset by the expected impact of recent regulatory decisions. Excluding the impact of these, underlying consolidated revenue and operating earnings (EBITDA) growth would have been 3% and 4% respectively. In the third quarter, TELUS reported a Net loss of $107.4 million. This was primarily due to regulatory decision impacts of approximately $38.6 million after-tax, $207 million in after-tax restructuring and workforce reduction costs partly offset by a $67 million after-tax gain on debt redemption and the required cessation of amortization of goodwill and intangible assets with indefinite lives. Net income of $580.7 million recorded in the third quarter of 2001 was largely due to an after-tax gain on discontinued operations of $551.8 million.




Rounded to nearest Cdn$ Millions, 					3 Months Ended
except per share amounts						September 30
(unaudited)							2002			2001			% Change
----------------------------------------------------------------------------------------------------------------------------------
Operating revenues						$1,766.3		$1,823.2		  (3.1)
EBITDA (1) normalized for regulatory impacts			   726.9		   699.3		   3.9
EBITDA (1)							   663.1		   699.3		  (5.2)
Restructuring and workforce reduction costs			   313.3		    --			   --
Discontinued operations						    (2.1)		   556.7		(100.4)
Net income (loss)						  (107.4)		   580.7		(118.5)
Common Voting share & Non-Voting share Income (loss)	 	  (110.0)		   578.5		(119.0)
Earnings (loss) per share (EPS)					    (0.35)		     1.94		(118.0)
EPS from continuing operations before workforce costs		     0.31		      .07		 342.9
Capital expenditures 						   322.7		   587.1		 (45.0)
Operating cash flow adjusted for workforce reduction costs	   415.8		   390.3		   6.5


<F1>
Earnings Before Interest, Taxes, Depreciation and Amortization is defined as Operating revenues less Operations expense and, as defined, excludes Restructuring and workforce reduction costs.

OPERATING HIGHLIGHTS

TELUS Communications
	Excellent operational efficiency progress, strong data growth

* Significant operational efficiency program progress reflected by decrease in total employee count of 2,700 to the end of the third quarter and 1,700 in the quarter

* Reported data growth was 15.5%, organic growth was 12%

* Data growth was aided by High-speed Velocity Internet net additions of 40,800, a 35% increase from a year ago, bringing TELUS' total high-speed Internet subscriber base to 367,000

* Total revenue of $1.3 billion declined from the third quarter a year ago due largely to an $110 million decline resulting from regulatory decisions (contribution and price caps); a combined $58 million decrease in long-distance and other revenue, partly offset by a $45 million increase in data revenue

* EBITDA of $498 million, down 14% from the same quarter a year ago, with $80 million attributable to regulatory decisions; EBITDA normalized for regulatory impacts was essentially flat

* Capital expenditures reduced to $230 million from $403 million in same quarter a year ago

* EBITDA less capital expenditures $268 million this quarter compared to $178 million last year

* Resilient market shares with local at 97% and long distance at 79%

* Network access lines of 4.9 million declined 1% compared to a year ago but up 7,000 from last quarter

* Non-incumbent operations in Central Canada generated revenues of $136 million up 30% from the same quarter a year ago and negative EBITDA of $23 million improved 39%


TELUS Mobility
	Industry leading net additions, churn, ARPU and EBITDA growth of 40%

* Industry leading net subscriber additions of 93,700 bringing total subscribers to 2.9 million, a 19% increase. Postpaid net additions of 67,000, up 44% from a year ago

* Material churn improvement to 1.69% leads the industry, compared to 2.17% a year ago

* Industry-leading average revenue per unit (ARPU) of $58 compared to $55 in the second quarter, and down only 3% from $60 a year ago

* Strong Network service revenue increased $55 million or more than 12% from same quarter a year ago

* EBITDA of $165 million, up 40% from a year ago, improved EBITDA margin by 6 points to 31%

* Capital expenditures reduced to $97 million from $184 million in same quarter a year ago

* EBITDA less capital expenditure $68 million this quarter compared to negative $66 million last year

* Cost of acquisition per gross subscriber acquisition of $467, a decrease of $15 compared to $482 a year ago; excluding retention and migration, COA of $391 was down from $449 a year ago


CORPORATE DEVELOPMENTS

TELUS Completes $402 Million Debt Buyback and $337 Million Equity Offering

On September 19, TELUS successfully closed a public equity offering of 34.25 million Non-voting Shares in Canada and the United States. The offering raised gross proceeds of approximately $337 million.

Net proceeds of approximately $323 million were used by TELUS to repurchase and repay debt, including bank debt incurred to repurchase notes of TELUS and debentures of TELUS Communications and for general corporate purposes. Dilution to shareholders was restricted to 10 percent despite the very strong demand for the shares. The shares were issued at $9.85 each, but due to the debt repurchase discounts the Company effectively issued equity at a premium to this price. TELUS repurchased a total of approximately $402 million principal amount of various notes for a cash outlay of approximately $310 million. As a result of repurchasing its debt at an average 21 percent discount to face value, TELUS booked an $82 million pre-tax gain (approximately $67 million after tax) on the redemption of the Notes in the third quarter.

Through these transactions, TELUS has improved its credit profile by reducing its debt leverage and future interest expense. This represents a proactive action by TELUS to prudently manage its balance sheet, maintain a strong financial position despite adverse regulatory impacts, and to balance the interests of both debt and equity holders. The transactions met with a positive reaction by investors as evidenced by the subsequent increase in bond and share prices.


TELUS Communications

Implementation of Operational Efficiency Program (OEP) Ahead of Plan

Due in part to the wide acceptance of the voluntary early retirement and departure incentives, the net employee positions reduction for 2002 and 2003 was increased to approximately 6,500 from the original estimate of 6,000. This will consist of approximately 5,200 bargaining unit positions and 1,300 management positions. The TELUS' Operational Efficiency Program has resulted in reductions this year of approximately 2,700 employee positions to the end of September and 4,000 to the end of October. The original savings target of $400 to $500 million has been increased to approximately $540 million annualized.

Customer Contact Centre and Store Closures and Consolidations

As part of the OEP, TELUS announced in July that it would close 33 of its 40 retail stores throughout British Columbia and Alberta by the end of the year. All 33 were closed by the end of September. TELUS also announced it would consolidate customer contact centres from 66 offices in 20 communities to 28 offices in nine communities. To date, 11 customer contact centres have closed and plans are in place to have more than 60 percent completed by the end of 2002 with the most of the remainder by the end of the first quarter of 2003. We have revised our call center plans and now intend to further consolidate contact centres to 19 centres in six communities.

Introduction of Call Centre Campuses

To improve the customer experience, enhance employee career opportunities and reduce operating costs, TELUS is implementing a call centre campus strategy. Two new call centre campuses have opened, one in Burnaby and the other in New Westminister. During the next few months, these centres will undergo significant expansion as other centres are closed and the work consolidated into these locations.

Consolidation of Operational and Corporate Functions

Numerous, widely-dispersed operational network functions including network design, planning and inventory management, dispatch and voice testing have also been consolidated from approximately 30 centres across BC and Alberta into the Lower Mainland of BC, Calgary and Edmonton, Victoria, Kelowna and Prince George. Further consolidations will take place between now and December 2003.

Corporate support functions have also been reduced in areas such as Finance, Human Resources and Information Technology. The marketing groups within the two business units serving business customers were amalgamated, improving the alignment and effectiveness of the marketing teams.

TELUS Communications to apply for appointment of federal labour conciliator

In mid October, the Telecommunications Workers Union (TWU) informed TELUS of their decision to halt bargaining in order to seek a strike vote from approximately 13,000 unionized employees in British Columbia and Alberta. Given this most recent delay and the lack of progress at the bargaining table, TELUS decided to apply to the federal Minister of Labour to seek the appointment of a federal conciliator. Conciliation is a mandatory requirement under the Canada Labour Code where parties have been unsuccessful in concluding a new collective agreement. The conciliation process can take a number of months and while the conciliation process is underway a strike or lock out is not allowed.

Negotiations have been ongoing since November 2000 and bargaining has taken place on 119 days. TELUS remains committed to achieving a settlement that considers the current economic climate and competitive marketplace, balances the needs of all employees and provides the flexibility to meet customer needs.

TELUS Communications wins multi-year national data and IP contracts

TELUS continues to make progress in the Central Canadian and national data and Internet market with the signing of 12 contracts averaging more than four years in length. John Maduri, president, TELUS Business Solutions stated, "we're building strong long-term relationships with quality customers who have confidence in TELUS' ability to provide national data and IP services."

The largest contract is a six-year $33 million agreement with CIBC for the provision of managed telephony services for CIBC's domestic retail banking branches. TELUS will provide standardized technology in all retail branches supported through a managed service environment. TELUS will also deliver support services for the strategic voice, data and IP convergence applications. TELUS was awarded a $20 million, five and a half year contract with Alcatel Canada for networking and IT support services. TELUS will provide Alcatel with complete UNIX system support across Canada and will be managing a control centre where 24x7 network and critical server monitoring services will be delivered. In addition, TELUS will provide Citrix Metaframe support, global output management support, global account creation, workstation effectiveness management, manufacturing support, network and firewall support, desktop toolset development and enterprise systems monitoring. Other multi-year contracts have been signed with Visa Canada Association, Drive Products, NetMetal, Unilink Gateway Exchange, Wilfred Laurier University, Queen's University, Universite du Quebec a Montreal, Surete du Quebec, Grand River Hospital and the Canadian Red Cross. Services provided to these clients range from managed security, web hosting, managed network and IT support services, web portal development, local area network switches, document management, Windows 2000 migration services and Ethernet routed ADSL services.

TELUS Mobility

Digital wireless coverage expansion

TELUS Mobility successfully expanded its digital PCS coverage to new markets across Atlantic Canada in August through the implementation of an enhanced roaming/resale agreement with Aliant Telecom Wireless. TELUS Mobility has gained direct access to approximately 1.1 million new POPs in New Brunswick, Newfoundland, Nova Scotia and Prince Edward Island. The Atlantic expansion follows TELUS Mobility's move into new markets across Ontario and Quebec via a roaming/resale agreement with Bell Mobility, which gained TELUS Mobility direct access to approximately 4.7 million new POPs to date in those provinces. TELUS Mobility now offers national digital wireless coverage to 26.6 million POPs across Canada, or approximately 85% per cent of the population.

George Cope renews commitment

In September, TELUS announced the renewal for another two years of George Cope's employment contract as TELUS Mobility's President and Chief Executive Officer. George continues to spearhead the wireless company's national expansion with a continued focus on the profitable growth of its business and consumer client base across Canada.

Cool phones that do more

TELUS Mobility today announced its digital PCS clients will be able to personalize their wireless phones with ring tones- including advanced polyphonic versions - and colour screen images, including exclusive content from Warner Bros. and its popular Looney Toons, DC Comics and Hanna Barbera properties. The national service allows clients with "download ready" PCS phones to access ring tones and screensaver images over the air or via their personal computers. Service costs start at $1 per download with a 50-cent transport fee.

TELUS Mobility continues to expand its roster of exclusive PCS phones with the introduction of four 1X-capable PCS models and a new Mike handset. On the PCS side, the Audiovox CDM8300 and CDM8150, the Samsung A540 and the T206 from Sony Ericsson (a new phone supplier to TELUS Mobility) are all new tri-mode, Web ready phones exclusive to TELUS Mobility. The Audiovox 8300 and the Samsung A540 also feature polyphonic sound, which allows them to recreate up to 16 notes simultaneously and play ring tones that are much more complex than is possible with monophonic phones.

The launches of these powerful new PCS phones are being supported by a TELUS Mobility marketing campaign built around the theme Cool Phones That Do More. Focused on the phones' ability to take advantage of 2-way text messaging and Wireless Web services (such as directory lookups and new interactive games), the cross-Canada television, newspaper and outdoor advertising effort featured TELUS Mobility's latest spokescreatures: a pair of amusing squirrel monkeys. Depicting the monkeys in a variety of situations in which they solve communications problems with TELUS Mobility's Web-ready phones, the campaign's lighthearted approach, cool music and bright nature theme continues the company's well-known fun and future friendly marketing approach. The company's Q4 and holiday-season marketing will extend the message with new ads built around the popular characters.

The Motorola i60c is the newest handset available on the all-in-one Mike network for business. A replacement for the Motorola i1000plus line, the i60c is a Web ready, Smart Card enabled flip phone that offers all Mike's multifunctional capabilities, including digital PCS phone, Direct Connect two-way radio, text messaging, mobile Internet access and other business-focused features.


Dividend Declaration

The Board of Directors has declared a quarterly dividend of 15 cents ($0.15) per share on outstanding Common Voting and Non-Voting Shares payable on January 1, 2003 to shareholders of record on the close of business on December 11, 2002.


Media Relations:             Investor Relations:
Nick Culo                    John Wheeler
(780) 493-7236               (780) 493-7310
nick.culo@telus.com          ir@telus.com





Shafiq Jamal                 Robert Mitchell
(604) 488-1100               (416) 279-3219






TELUS Management Discussion and Analysis
	Third Quarter 2002




Forward-Looking Statements

-------------------------------------------------------------------------------
This document and the management discussion and analysis contain statements about expected future events and financial and operating results that are forward-looking and subject to risks and uncertainties. TELUS' actual results, performance or achievement could differ materially from those expressed or implied by such statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations and may not reflect the potential impact of any future acquisitions, mergers or divestitures. Factors that could cause actual results to differ materially include but are not limited to: general business and economic conditions in TELUS' service territories across Canada and future demand for services; competition in wireline and wireless services, including voice, data and Internet services and within the Canadian telecommunications industry generally; levels of capital expenditures; corporate restructurings; success of operational and capital efficiency programs including maintenance of client service levels; success of integrating acquisitions; network upgrades, billing system conversions, and reliance on legacy systems; capital and operating expense savings; the impact of credit rating changes; availability and cost of capital including renewal of credit facilities; financial condition and credit risk of customers affecting collectibility of receivables; ability to maintain an accounts receivable securitization program; adverse regulatory action; attraction and retention of key personnel; collective labour agreement negotiations; future costs of retirement and pension obligations; technological advances; the final outcome of pending or future litigation; the effect of health and safety concerns and other risk factors described and listed from time to time in TELUS' reports, TELUS' comprehensive public disclosure documents, including the Annual Information Form, and in other filings with securities commissions in Canada and the U.S.

The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
-------------------------------------------------------------------------------


Management Discussion and Analysis

The following is a discussion of the consolidated financial condition and results of operations of TELUS Corporation (TELUS or the Company) for the three-month and nine-month periods ended September 30, 2002 and 2001. This discussion contains forward-looking information that is qualified by reference to, and should be read in conjunction with, the Company's discussion regarding forward-looking statements (see "Forward-Looking Statements" above). The following should also be read in conjunction with the accompanying unaudited Consolidated Financial Statements of TELUS and notes thereto. The Consolidated Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), which differ in certain respects from U.S. GAAP. See Note 21 to the Consolidated Financial Statements for a summary of the principal differences between Canadian and U.S. GAAP as they relate to TELUS.


Change in External Auditor

Effective with the second quarter of 2002, as a result of the partners and staff of the Canadian operations of Arthur Andersen LLP joining Deloitte and Touche LLP, Deloitte and Touche LLP has been appointed as the external auditor of TELUS.


Accounting Policy Changes

The 2002 interim financial results reflect the adoption of two recent accounting pronouncements.

Earlier this year, the Company adopted the provisions of Financial Accounting Standards Board (FASB) EITF 01-9 regarding the accounting for consideration given by a vendor to a customer. The application of this standard by TELUS results in costs specific to the Mobility and Internet operations, which were previously recorded as operations expenses, being reclassified to offset revenues. Comparative revenues and operations expense for the three-month and nine-month periods ending September 30, 2001 for Mobility operations have been reduced by $26.6 million and $85.7 million respectively, restated on a consistent basis with 2002 results - with no change to reported 2001 EBITDA or other key operating metrics such as marketing Cost of Acquisition (COA). See
Note 2(b) to the Consolidated Financial Statements for more information.

In addition, effective January 1, 2002, the Company has adopted the changes in accounting policy as required by CICA Handbook Section 3062 - Goodwill and Other Intangible Assets. As a result, the Company no longer amortizes goodwill or indefinite life intangible assets. In the three-month and nine-month periods ended September 30, 2001, the pre-tax amortization expense associated with these items was $68.7 million and $196.8 million respectively.

Under Section 3062, rather than being systematically amortized, the value of intangible assets with indefinite lives and goodwill are periodically tested for impairment. In the first quarter, the Company assessed its intangible assets with indefinite lives, which are its wireless spectrum licences, and determined it necessary to record a transitional impairment amount of $595.2 million ($910 million before tax) as a charge to retained earnings. The Company also completed its test for transitional impairment for goodwill and determined that there was no transitional goodwill impairment amount. See Note 2(a) to the Consolidated Financial Statements for additional details.

Regulatory Changes

Contribution Decisions

Commencing January 1, 2002, operating revenues, EBITDA, and EPS were impacted by changes to the contribution revenues received and contribution expenses paid as a result of the following CRTC Decision 2000-745 on Changes to the Contribution Regime, and Decision 2001-238 on Restructured Bands. The impact of these decisions was a decrease in consolidated EBITDA of $40.0 million and $162.1 million for the three-month and nine-month periods ended September 30, 2002, respectively, when compared to the same periods one year earlier.

In 2001, TELUS had filed for a 'review and vary' relating to the costing assumptions prescribed to be used in calculating portable subsidy requirements, relating to the CRTC Decisions 2000-745 and 2001-238. Under these decisions, the costs the Company can recover through the contribution regime were reduced. On October 25, 2002, the CRTC released Decision 2002-67, denying TELUS' review and vary request. However, the CRTC noted that it will consider portfolio expenses in upcoming proceedings. Other than the impacts described in the paragraph above, no additional financial impacts are expected. This decision does not affect previous financial guidance by TELUS.

Price Cap Decisions

On May 30, 2002 and July 31, 2002 the Canadian Radio-television and Telecommunications Commission (CRTC) announced its decisions on the Regulatory Framework for the Second Price Cap Period for the Incumbent Local Exchange Carriers (ILECs), or CRTC Decision 2002-34 and CRTC Decision 2002-43, which established the framework for regulation of ILECs, including TELUS. These decisions cover a four-year period beginning June 2002 (for TELUS Communications Quebec Inc. (TCQI), a four- year period beginning August 2002). The impact of these decisions was a decrease in consolidated EBITDA of $23.8 million and $31.3 million for the three-month and nine-month periods ended September 30, 2002, respectively, when compared to the same periods one year earlier.

The positive aspects of the CRTC decision were that it confirms TELUS' preferred regulatory model of facilities based competition, did not introduce the significantly larger discounts of up to 70% for use of incumbent facilities sought by competitors and allows TELUS to benefit as it becomes more efficient. On the negative side, the CRTC has extended the regulation of local prices and service levels, reduced the ability of companies to raise prices, introduced more complexity and caused additional negative impact to TELUS' earnings.

TELUS anticipates that the financial impact of the CRTC decisions in 2002, updated for the current year impacts on TCQ, is a negative EBITDA impact of approximately $58 million in 2002 and an incremental annual negative EBITDA impact of approximately $80 million for 2003. This is in part due to the CRTC allowing a reduction of between 15 to 20 per cent on the fees paid by Competitive Local Exchange Carriers (CLECs) for access to the TELUS network.

Subsequent to Decision 2002-34, AT&T Canada Inc. petitioned the Federal Cabinet to increase competitor discounts from those provided for in the Decision - this matter is still before Cabinet. In addition, CallNet Enterprises Inc. filed for a 'review and vary' in respect of the follow-up process as set by the CRTC in Decision 2002-34 to examine the services that are included and qualify for Competitor Digital Network Access (CDNA) discounts. On August 9, 2002, the CRTC issued Public Notice 2002-4 to determine the scope of CDNA services, which among other issues, will address CallNet's application. The proceeding under Public Notice 2002-4 will be concluded some time in 2003.

Status of Labour Negotiations

On October 16, 2002, the Telecommunications
Workers Union (TWU) informed TELUS of their decision to halt bargaining in order to seek a strike vote from unionized TELUS Communications Inc. employees in British Columbia and Alberta. Although bargaining dates had been confirmed into 2003, the union advised TELUS that it was canceling all agreed to bargaining sessions until November 18. Given this most recent delay and the lack of progress at the bargaining table, TELUS informed the union that it would be applying to the Minister of Labour, as provided under the Canada Labour Code, to seek the appointment of a federal conciliator. Conciliation is a mandatory requirement under the Code where the parties have been unable to successfully conclude a new collective agreement. The conciliation process can take a number of months and while the conciliation process is underway a strike or lock out is not allowed

Results of Operations

   Highlights
   Three months ended September 30					 2002		 2001		Change		 %
---------------------------------------------------------------------------------------------------------------------------------
  ($ in millions except per share amounts)
  Operating revenues							1,766.3		1,823.2		(56.9)		(3.1)
  EBITDA (1) normalized for regulatory impacts (2)			  726.9 	  699.3 	 27.6 		 3.9
  EBITDA (1)								  663.1           699.3 	(36.2)		(5.2)
  Restructuring and workforce reduction costs				  313.3 	    - 		313.3 	          -
  Discontinued operations						   (2.1) 	  556.7        (558.8)        (100.4)
  Net income (loss)							 (107.4)          580.7        (688.1)        (118.5)
  Common Share and Non-Voting Share income (loss)			 (110.0)          578.5        (688.5)        (119.0)
  Earnings (loss) per share (EPS)					  (0.35)           1.94         (2.29)        (118.0)
  Capital expenditures - wireless spectrum				    4.5             - 		  4.5  	         -
  Capital expenditures - general					  322.7 	  587.1        (264.4)         (45.0)
---------------------------------------------------------------------------------------------------------------------------------
  Nine months ended September 30					 2002		 2001		Change		 %
---------------------------------------------------------------------------------------------------------------------------------
  ($ in millions except per share amounts)
  Operating revenues							5,212.3 	5,212.5		 (0.2)		 0.0
  EBITDA (1) normalized for regulatory impacts (2)			2,066.8 	1,931.3 	135.5 		 7.0
  EBITDA (1)								1,873.4 	1,931.3 	(57.9)		(3.0)
  Restructuring and workforce reduction costs				  328.9           198.4 	130.5 		65.8
  Discontinued operations						   (1.9) 	  595.4        (597.3)        (100.3)
  Net income (loss)							  (89.8)	  500.2        (590.0)	      (118.0)
  Common Share and Non-Voting Share income (loss)			  (97.5)          492.9        (590.4) 	      (119.8)
  Earnings (Loss) per share						  (0.32)	   1.69	        (2.01)        (118.9)
  Capital expenditures - wireless spectrum				    4.5 	  355.9        (351.4)	       (98.7)
  Capital expenditures - general				        1,277.2 	1,657.8        (380.6)         (23.0)
---------------------------------------------------------------------------------------------------------------------------------

1 Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) is defined as Operating revenues less Operations expense and, as defined, excludes Restructuring and workforce reduction costs.

The Company has issued guidance on and reports EBITDA because it is a key measure used by management to evaluate performance of business units and is utilized in measuring compliance with debt covenants. The Company also believes EBITDA is a measure commonly reported and widely used by investors as an indicator of a company's operating performance and ability to incur and service debt. The Company believes EBITDA assists investors in comparing a company's performance on a consistent basis without regard to depreciation and amortization, which can vary significantly depending upon accounting methods or non-operating factors such as historical cost; and without regard to Restructuring and workforce reduction costs, which are transitional in nature. EBITDA is not a calculation based on Canadian or U.S. Generally Accepted Accounting Principles and should not be considered an alternative to Net income in measuring the Company's performance or used as an exclusive measure of cash flow because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash which are disclosed in the Consolidated Statements of Cash Flows. Investors should carefully consider the specific items included in TELUS' computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance and debt servicing ability relative to other companies, investors should be cautioned that EBITDA as reported by TELUS may not be comparable in all instances to EBITDA as reported by other companies.

2 Regulatory impacts from changes to the Contribution Regime, Restructured Bands, and Price Cap decisions.

Consolidated operating revenue and EBITDA decreased for the third quarter ended September 30, 2002, when compared with the same period one year ago, reflecting negative impacts of recent regulatory decisions totalling $110.6 million and $63.8 million, respectively (year-to-date - $318.2 million and $193.4 million, respectively). After normalizing for these impacts, TELUS operating revenues improved by 2.9% and 6.1% for the quarter and year-to-date periods, respectively. Similarly, normalized EBITDA improved by 3.9% and 7.0% for the quarter and year-to-date, respectively. The Company is focused on reducing the rate of erosion from traditional revenue streams such as long-distance, while maximizing gains in growth areas primarily in wireless and Internet. TELUS made significant cost structure improvements in the current quarter resulting from continued execution of the Operational Efficiency Program (OEP) to reduce net targeted staff count positions by approximately 6,500, primarily through voluntary retirement and departure programs. As at September 30, 2002, over 2,700 positions have been reduced in the wireline business since the beginning of the year, and approximately 3,500 positions reduced since the first phase of the OEP that began in July 2001. In addition, the OEP included the the closure of 33 TELUS stores and three customer contact centres that have been accomplished during the quarter. Other initiatives of the program include: the consolidation of customer contact centres; streamlining of business processes; reduction of TELUS product portfolio and processes to support them; optimizing the use of real estate,networks and other assets; and operational and administrative function consolidation. The program will continue in the fourth quarter of 2002 and is expected to be completed during 2003 to meet the Company's planned financial objectives.

Net income and earnings per share decreased in the third quarter, when compared with the same period last year, primarily due to the following: the regulatory decision impacts of approximately $38.6 million after-tax (12 cents per share), recognition of approximately $207 million (66 cents loss per share) in after-tax restructuring and workforce reduction costs in the current quarter, recognition in 2001 of an after-tax gain on discontinued operations of $551.8 million ($1.85 per share), partly offset by after-tax gain on debt redemption and the required cessation of amortization of goodwill and intangible assets with indefinite lives.

The discussion below is presented on a segmented basis for external revenues and total operations expenses. See the segmented disclosure in the TELUS Consolidated Financial Statements, Note 19.

  Operating revenues - TELUS Communications
  Three months ended September 30					 2002		 2001		Change		 %
---------------------------------------------------------------------------------------------------------------------------------
  ($ in millions)
  Voice local (net of 2002 price cap of $13.7 million)			  524.4 	  533.6 	 (9.2)		(1.7)
  Voice contribution							   24.9 	  110.8 	(85.9)	       (77.5)
  Voice long distance (net of 2002 price cap of $1.3 million)		  252.3 	  284.4 	(32.1)	       (11.3)
  Data (net of 2002 price cap of $9.5 million)				  332.2 	  287.5 	 44.7 	        15.5
  Other (net of 2002 price cap $0.4 million)				  100.0 	  125.6 	(25.6)	       (20.4)
---------------------------------------------------------------------------------------------------------------------------------
  External operating revenue						1,233.8 	1,341.9        (108.1)	        (8.1)
  Intersegment revenue							   24.5 	   25.7 	 (1.2)		(4.7)
---------------------------------------------------------------------------------------------------------------------------------
  Total operating revenue						1,258.3 	1,367.6        (109.3)		(8.0)
---------------------------------------------------------------------------------------------------------------------------------
  Nine months ended September 30					 2002	 	 2001		Change		 %
---------------------------------------------------------------------------------------------------------------------------------
  ($ in millions)
  Voice local (net of 2002 price cap of $18.6 million)			1,580.9 	1,561.3 	 19.6		 1.3
  Voice contribution							   62.8 	  348.3        (285.5)	       (82.0)
  Voice long distance (net of 2002 price cap of $1.5 million)		  772.2 	  828.5         (56.3)		(6.8)
  Data (net of 2002 price cap of $12.2 million)				1,026.7 	  831.9         194.8 		23.4
  Other (net of 2002 price cap $0.4 million)				  302.5 	  310.0          (7.5)		(2.4)
---------------------------------------------------------------------------------------------------------------------------------
  External operating revenue					        3,745.1         3,880.0        (134.9)		(3.5)
  Intersegment revenue							   72.5 	   63.6 	  8.9 		14.0
---------------------------------------------------------------------------------------------------------------------------------
  Total operating revenue						3,817.6 	3,943.6        (126.0)		(3.2)
---------------------------------------------------------------------------------------------------------------------------------

Voice local revenue is generated from monthly access charges and enhanced services. Voice local revenue decreased by $9.2 million (1.7%) and increased by $19.6 million (1.3%) in the three-month and nine-month periods ended September 30, 2002, respectively, when compared with the same periods one year ago. The decrease in local access revenue in the third quarter was a result of CRTC price cap decision impacts of $13.7 million (year-to-date $18.6 million). In addition, year-to-date access revenues from price increases implemented in 2001 were somewhat offset by the impact of approximately 52,000 fewer access lines than one year ago. Growth in local enhanced services revenue was $7.8 million for the quarter and $23.3 million year-to-date.

The most significant decrease in total network access lines occurred between December 31, 2001 and September 30, 2002 with a reduction of 47,000 lines. Over this period, Incumbent Local Exchange Carrier (ILEC) consumer lines in Western Canada and Quebec decreased by 29,000 due to removal of second lines as a result of the significant increase in high-speed Internet subscribers, competitive losses, and technological substitution including migration to wireless services. Consumer second lines represent less than 7% of total consumer access lines as at September 30, 2002. In the nine-month period ended September 30, 2002, total business lines decreased by 18,000 mainly due to technological substitution to more efficient Integrated Services Digital Network(ISDN) services and economic factors. Central Canada Non-Incumbent
Local Exchange Carrier (Non-ILEC)business line gains exceeded ILEC business line losses to competitors by approximately 15,000. The combined ILEC business and consumer market share was estimated to be 97% at September 30, 2002, down slightly from 98% one year ago and December 31, 2001.

Voice contribution revenue decreased by $85.9 million (77.5%) and $285.5 million (82.0%) for the three-month and nine-month periods ended September 30, 2002, respectively, when compared with the same periods one year ago. The change in contribution revenue resulted principally from CRTC Decisions 2000-745 on Changes to the Contribution Regime and 2001-238 on Restructured Bands, which reduced the revenues that TELUS received to subsidize high cost service areas in 2002. Under these decisions, there was also a decrease in contribution expense (or revenue tax) impacting both the Communications and Mobility segments in 2002 (see discussion under Operations expense).

Voice long distance revenue decreased by $32.1 million (11.3%) and $56.3 million (6.8%) for the three-month and nine-month periods ended September 30, 2002, respectively, when compared with the same periods one year ago; however, third quarter long distance revenue was relatively flat when compared with the previous quarter. Wholesale settlement revenues decreased by $16.8 million for the quarter and $39.1 million year-to-date, when compared with the same periods last year, due to lower inbound minutes from domestic carriers due to migration of competitors' minutes to their own networks, lower inbound volumes from the U.S., as well as lower rates on international traffic. Substitution to alternative technologies such as e-mail, Internet and wireless, and lower business long distance rates contributed to long distance revenue erosion. In addition, in the third quarter of 2001, there was short-term increase of approximately $5.0 million to consumer long-distance revenues due to capping of minutes in unlimited plans in June 2001 that was not repeated in the third quarter of 2002 due to changes to consumer calling patterns. These declines were partially offset by implementation of a $1.25 monthly long distance plan administration fee and a 2-cent per minute rate increase in consumer calling plans effective February 2002.

Data revenues include Enhanced/IP data services (services such as Internet access, hosting and applications, LAN/WAN, gateway service, internetworking, and remote access) and other data services (private line, switched data services, data local access, data customer premises equipment (CPE) sales, and managed information technology (IT) services). Total Data revenue increased by $44.7 million (15.5%) and $194.8 million (23.4%) for the three-month and nine-month periods ended September 30, 2002, respectively, when compared with the same periods one year ago, despite negative price cap decision impacts of $9.5 million in the third quarter and $12.2 million since June 2002. Data revenue growth excluding negative price cap impacts was 18.9% and 24.9% for the quarter and year-to-date, respectively. Data revenue growth excluding negative price cap impacts and non-recurring managed information technology revenues was 14.1% and 20.1% for the quarter and year-to-date, respectively. Organic data revenue growth, which excludes revenues from 2001 acquisitions as well as the impacts of price caps and non-recurring data revenues, was 11.8% and 12.3% for the quarter and year-to-date respectively.

Enhanced data/IP revenue increased by $41.2 million for the quarter and $115.2 million year-to-date mainly due to the year-over-year growth in consumer high-speed Internet customer base of 133.3%, and increased internetworking and hosting revenues. High-speed Internet net additions of 40,800 in the current quarter increased by 35.1% as compared to 30,200 in the same period last year. Partly offsetting high-speed Internet growth was the loss of 15,400 dial-up subscribers this quarter as compared to an increase in dial-up subscribers of 8,300 in the same period last year.

Other data revenues increased by $3.5 million and $79.6 million for the three-month and nine-month periods ended September 30, 2002, respectively. This was due to growth in IT managed services (including non-recurring revenue of $13.7 million for the quarter and $39.4 million year-to-date), and increased volumes for digital private line and packet switched services. Negatively impacting other data revenues were lower data settlements revenue from competitors, and lower data CPE revenues attributed to reduced business spending.

Other revenue decreased by $25.6 million (20.4%) and $7.5 million (2.4%) for the three-month and nine-month periods ended September 30, 2002, respectively when compared with the same periods in 2001. The decrease was due to lower voice CPE sales volumes as a result of reduced demand and increased focus on higher margin product portfolios, as well as a greater emphasis on data CPE sales as opposed to voice CPE sales. The year-to-date decrease in revenues was reduced by the inclusion of five additional months of revenue from Williams Communications, which TELUS purchased on June 1, 2001.

Included in the total revenues discussed above, Non-ILEC revenues were $135.9 million and $375.0 million for the three-month and nine-month periods ended September 30, 2002, respectively - increases of $31.3 million and $172.7 million, respectively, from the same periods last year. Minor adjustments have been made to prior period Non-ILEC revenues and operations expense to reflect current customer account classification.

Intersegment revenues represent services provided by the Communications segment to the Mobility segment and are eliminated upon consolidation along with the associated expense from TELUS Mobility.

  Key operating indicators - TELUS Communications
  Three months ended September 30					 2002		 2001		Change		 %
---------------------------------------------------------------------------------------------------------------------------------
  (000s for subscribers and additions)
  Network access lines, end of period					  4,921 	  4,973 	  (52)		(1.0)

  Total Internet subscribers, end of period				  783.0 	  605.9 	177.1 		29.2
	Dial-up								  416.2 	  448.7 	(32.5)		(7.2)
	High-speed							  366.8 	  157.2		209.6 	       133.3

  Total Internet subscriber net additions				   25.4 	   38.5 	(13.1)	       (34.0)
	Dial-up							          (15.4)	    8.3 	(23.7)	      (285.5)
	High-speed							   40.8 	   30.2 	 10.6 	        35.1
---------------------------------------------------------------------------------------------------------------------------------
  Nine months ended September 30					 2002		 2001		Change		 %
---------------------------------------------------------------------------------------------------------------------------------
  (000s for subscribers and additions)

  Total Internet subscriber net additions				  113.1 	  109.0 	  4.1 		  3.8
	Dial-up								  (38.9) 	   35.4         (74.3)	       (209.9)
	High-speed							  152.0 	   73.6 	 78.4 		106.5
---------------------------------------------------------------------------------------------------------------------------------

  Operating revenues - TELUS Mobility
  Three months ended September 30					 2002		 2001		Change		 %
---------------------------------------------------------------------------------------------------------------------------------
($ in millions)
  Network revenue							  493.9 	  439.3 	 54.6 		12.4
  Equipment revenue							   38.6 	   42.0 	 (3.4)		(8.1)
---------------------------------------------------------------------------------------------------------------------------------
  External operating revenue						  532.5 	  481.3 	 51.2 		10.6
  Intersegment revenue							    4.9 	    4.3 	  0.6 		14.0
----------------------------------------------------------------------------------------------------------------------------------
  Total operating revenue						  537.4 	  485.6 	 51.8 		10.7
---------------------------------------------------------------------------------------------------------------------------------
  Nine months ended September 30					 2002		 2001		Change		 %
---------------------------------------------------------------------------------------------------------------------------------
  (in millions)
  Network revenue							1,362.2 	1,221.5 	140.7 		11.5
  Equipment revenue							  105.0 	  111.0 	 (6.0)		(5.4)
---------------------------------------------------------------------------------------------------------------------------------
  External operating revenue						1,467.2 	1,332.5 	134.7 		10.1
  Intersegment revenue							   13.2 	   13.0 	  0.2 		 1.5
---------------------------------------------------------------------------------------------------------------------------------
  Total operating revenue						1,480.4 	1,345.5 	134.9 		10.0
---------------------------------------------------------------------------------------------------------------------------------

TELUS Mobility Network revenue is generated from monthly billings for access fees, incremental airtime charges, prepaid time consumed or expired and fees for value-added services. Network revenue increased substantially (12.4% and 11.5%) for the three-month and nine-month periods ended September 30, 2002, respectively, as compared to the same periods last year. The Network revenue growth is a result of the continued expansion of TELUS Mobility's subscriber base by 18.5% to 2.9 million subscribers from 2.4 million one year ago while maintaining a high average revenue per subscriber unit per month (ARPU).

TELUS Mobility continues to pursue a strategy focused on profitable revenue growth and subscriber retention, resulting in industry leading ARPU and a substantially improved churn year-over-year. ARPU was $58 and $55 for the third quarter and year-to-date 2002, respectively. ARPU was $60 and $58 in the comparable periods one year ago. ARPU for the third quarter 2002 increased $3 (5.5%) over the previous quarter. Average minutes of use (MOU) per subscriber per month were 297 and 286 for the current quarter and year-to-date, respectively, as compared to 272 and 268 for the same periods of the prior year. Despite the increased subscriber usage, ARPU declined year-over-year, which is primarily attributable to greater in-bucket usage, to the postpaid / prepaid subscriber mix consistent with trends in the wireless market and to retention offers. In-bucket usage refers to plans that offer free minutes (at a fixed fee) for periods of time including Free Evening and Weekend plans and after school calling. As of September 30, 2002, postpaid subscribers accounted for an industry leading 84.1% of the total cumulative subscriber base as compared to 86.6% one-year earlier. Net subscriber additions increased to 93,700 and 286,800 for the current quarter and year-to-date, respectively from 78,200 and 257,100 for the comparable periods one year ago representing a 19.8% and 11.6% increase, respectively. This increase was achieved while decreasing the cost of acquisition excluding retention costs by $58 per unit (12.9%) and $40 per unit (9.0%) for the third quarter and year-to-date 2002, respectively. Net postpaid subscriber additions for the current quarter of 67,300 represented 71.8% of all net additions in the period or a 20,600 (44.1%) increase over the 46,700 postpaid additions (59.7%) for the corresponding period one year ago. Similarly, year-to-date net postpaid additions of 219,900 represented 76.7% of all net additions as compared to 126,000 or 49.0% in the same period one-year earlier.

Blended postpaid and prepaid churn averaged 1.7% per month in the third quarter of 2002, a significant improvement from 2.2% for the comparable period one year earlier and 2.0% from the second quarter of 2002. Year-to-date 2002 churn was 1.8% representing a significant improvement from 2.0% for the same period last year. Deactivations declined to 142,900 (7.6%) for the third quarter 2002 as compared to 154,700 for the same period last year despite an 18.5% increase in the subscriber base. The improved churn and industry leading ARPU are evidence of the continued focus and execution of TELUS Mobility on subscriber retention and profitable revenue generating subscriber growth. The decrease in churn is attributed to improved network quality and coverage, improved client service levels and client contracting as part of loyalty and retention programs.

Equipment sales, rental and service revenue in the three-month and nine-month periods ended September 30, 2002, was $38.6 million and $105.0 million, respectively, as compared to $42.0 million and $111.0 million for the same periods one year earlier. The reduction in equipment revenue occurred despite an increase in gross subscriber additions for the three-month and nine-month periods, which were 236,600 and 738,500, respectively, as compared to 232,900 and 674,800 for the same periods one year ago. This is due to lower handset pricing primarily associated with competitive offers and retention efforts, as they relate to incenting customers to sign multiple-year contracts and to renew contracts during the year.

Intersegment revenues represent services provided by the Mobility segment to the Communications segment and are eliminated upon consolidation along with the associated expense in TELUS Communications.

  Key operating indicators - TELUS Mobility
  Three months ended September 30					 2002		 2001		Change		 %
--------------------------------------------------------------------------------------------------------------------------------
(000s for subscribers and additions)

  Net subscriber additions - postpaid					   67.3 	   46.7 	 20.6 		44.1
  Net subscriber additions - prepaid					   26.4 	   31.5 	 (5.1)	       (16.2)
--------------------------------------------------------------------------------------------------------------------------------
  Net subscriber additions - total					   93.7 	   78.2 	 15.5 		19.8

  Subscribers, end of period						2,864.5 	2,417.3 	447.2 		18.5
  Churn, per month (%)							    1.7 	    2.2 	 (0.5)	       (22.7)
  Cost of Acquisition (COA) per gross subscriber addition ($)		    467 	    482 	  (15)		(3.1)
  Cost of Acquisition (COA) per gross subscriber addition excl.
  retention and migration ($)						    391 	    449 	  (58)	       (12.9)
  ARPU ($)								     58 	     60 	   (2)		(3.3)
  Total POPs covered (millions)						   25.3 	   24.3 	  1.0 		 4.1
  Digital POPs covered (millions)					   25.0 	   23.9 	  1.1 		 4.6
  Digital POPs covered incl. roaming/resale (1)				   26.6 	     - 		   - 		  -

  EBITDA ($ millions)							  164.8 	  118.0 	 46.8 		39.7
  EBITDA excluding COA ($ millions)					  274.7 	  228.9 	 45.8 		20.0
--------------------------------------------------------------------------------------------------------------------------------

  Nine months ended September 30					 2002		 2001		Change		 %
--------------------------------------------------------------------------------------------------------------------------------
  (000s for subscribers and additions)

  Net subscriber additions - postpaid				          219.9 	  126.0 	 93.9 		74.5
  Net subscriber additions - prepaid					   66.9 	  131.1 	(64.2)	       (49.0)
--------------------------------------------------------------------------------------------------------------------------------
  Net subscriber additions - total					  286.8 	  257.1 	 29.7 		11.6

  Churn, per month (%)							    1.8 	    2.0 	 (0.2)	       (10.0)
  Cost of Acquisition (COA) per gross subscriber addition ($)(2)	    479 	    499 	  (20)		(4.0)
  Cost of Acquisition (COA) per gross subscriber addition excl.
  retention and migration ($)(2)					    405 	    445 	  (40)		(9.0)
  ARPU ($)								     55 	     58 	   (3)		(5.2)

  EBITDA ($ millions)							  406.2 	  300.7         105.5 		35.1
  EBITDA excluding COA ($ millions)					  737.5 	  623.3         114.2 		18.3
--------------------------------------------------------------------------------------------------------------------------------

(1) TELUS Mobility has not turned on all digital roaming areas. Once fully activated, total digital pops coverage is estimated to be more than 27 million.

(2) For the year-to-date ended September 30, 2002, Cost of Acquisition of $479and $405 before retention and migration costs excluded the $21.0 millionfavourable clarification of tax legislation by the Ontario Provincial Sales Taxauthorities, representing a reversal of a cumulative COA liability. When including the $21.0 million reduction, COA for the year-to-date ended September30, 2002 would be $451 and $377 excluding retention and migration.

  Operations expense - TELUS Communications
  ($ in millions)							 2002		 2001		Change		 %
--------------------------------------------------------------------------------------------------------------------------------

  Three months ended September 30					  760.0 	  786.3 	(26.3)		(3.3)
  Nine months ended September 30					2,350.4 	2,313.0 	 37.4 		 1.6
--------------------------------------------------------------------------------------------------------------------------------

TELUS Communications operations expenses decreased by $26.3 million (3.3%) for the three-month period ended September 30, 2002, and increased by $37.4 million (1.6%) for the nine-month period ended September 30, 2002, when compared with the same periods last year. Operations expense for the quarter decreased due to the reduction in contribution expense and OEP cost reductions including lower salaries and benefits from approximately 1,700 net staff reductions since
June 30, 2002 partly offset by increased expenses due to Non-ILEC expansion. Operations expense for the nine-month period in 2002 includes a $40.0 million favourable impact from a settlement with Canada Customs and Revenue Agency
(CCRA) for investment tax credits. The investment tax credits were recorded as a reduction of operations expense as this is where the qualifying expenses were recorded originally. Excluding the investment tax credits, operations expense increased by $77.4 million for the nine-month period ended September 30, 2002. These increases were mainly due to Non-ILEC expansion and 2001 acquisitions that were partly offset by reduced contribution expenses and OEP cost reductions.

Non-ILEC expenses increased by $16.7 million and $153.7 million, respectively, for the three-month and nine-month periods ended September 30, 2002. The increase in the current quarter was primarily due to increased facility costs associated with network expansion and increased cost of sales associated with revenue growth. For the nine-month period, the increase was mainly due to additional costs from companies acquired from June to October 2001, as well as increased facility costs and cost of sales associated with revenue growth.

ILEC operations expense decreased by $43.0 million and $116.3 million, respectively, for the three-month and nine-month periods ended September 30, 2002, when compared with the same periods last year. The most significant change was a decrease in contribution expense of $29.8 million and $95.5 million for the quarter and nine-month periods, respectively, resulting from the reduction in contribution rates from 4.5% of eligible revenues to an interim rate of 1.4% of eligible revenues, as determined in CRTC Decision 2001-238. Combined wholesale settlement, facilities and clearinghouse expenses decreased by $3.6 million for the quarter and $5.6 million year-to-date, while payments under the Software and Related Technology and Services Agreement with Verizon decreased by $5.2 million and $18.9 million, respectively, for the quarter and year-to-date. CPE cost of sales decreased by $15.3 million for the quarter and $17.4 million year-to-date due to lower CPE sales. For the nine-month period, expenses also decreased due to receipt of a $40.0 million investment tax credit in June 2002. Other net productivity improvements exceeded all other inflationary increases by $14.6 million for the quarter and $24.2 million year-to-date, primarily as a result of the OEP.

The above decreases in ILEC operations expense were partially offset by expenses related to non-recurring data managed service revenues ($10.9 million for the quarter and $34.0 million year-to-date), and higher pension costs ($9.6 million for the quarter and $22.4 million year-to-date). Bad debt expense increased by $1.4 million in the quarter, and was up $7.0 million for the nine-month period. Expenses increased by $5.2 million in the quarter and decreased by $5.8 million year-to-date due to changes in capitalized labour when compared with the same periods last year. The current quarter capitalized labour decreased along with the reduced overall capital expenditure program. In addition, for the nine-month period, cost of sales for consumer Internet increased by $12.3 million due to the growth in high speed Internet customers, while building lease payments increased by $7.4 million due to the sale and leaseback of administrative buildings early in 2001. In addition, a one-time $8.0 million property tax recovery was recorded in the first quarter of 2001, for which there is no equivalent recovery in the current year.

In regard to the pension expense, management's projection at this time is that the 2003 expense could increase by approximately $80.0 million over that recorded for the full year 2002. The pension expense change in 2003 would not result in a correponding change in the required defined pension plan funding in 2003. The projected increase in the 2003 pension expense is non-cash in nature and is related to amortization of actuarial losses and a lower return on assets for defined benefits pension plan.


  Operations expense - TELUS Mobility
  ($ in millions)							 2002		 2001		Change		 %
--------------------------------------------------------------------------------------------------------------------------------

  Three months ended September 30					  372.6 	  367.6 	  5.0 		 1.4
  Nine months ended September 30					1,074.2 	1,044.8 	 29.4 		 2.8
--------------------------------------------------------------------------------------------------------------------------------

TELUS Mobility operations expenses increased by $5.0 million (1.4%) and $29.4 million (2.8%) for the three-month period and nine-month periods ended September 30, 2002, respectively, when compared to the same periods one year ago. Year-to-date expenses included a $21.0 million reduction resulting from a clarification of provincial sales tax legislation related to handset subsidies, which represented the reversal of a cumulative liability previously recorded in marketing cost of acquisition (COA). Normalized for this reduction in expenses, year-to-date operating expenses increased by $50.4 million (4.8%). The increase was principally due to general and administrative costs (G&A) for client care to support higher subscriber levels and to a lesser extent, COA attributable to higher postpaid gross activations. The increase in G&A expenses is variable with increased subscribers. However, significant productivity improvement is evident when G&A growth is compared with network revenue growth of 12.4% and 11.5% for the current quarter and year-to-date, respectively, and with subscriber growth of 18.5% year-over-year.

Expenses related to equipment sales decreased $7.6 million (8.2%) in the third quarter and decreased $19.1 million (7.1%) year-to-date 2002 as compared to the respective periods one-year earlier. The current quarter decrease occurred despite an increase of 3,700 gross subscriber activations as compared to the same period in the prior year. Favourable exchange rates and improved vendor pricing year-over-year are the primary reasons for the improvement. The majority of the year-to-date decrease was related to the $21.0 million favourable clarification of provincial tax legislation. Once normalized, year-to-date equipment costs increased by $1.9 million (0.7%). These costs are included in COA.

Network operating expenses improved $7.7 million (7.3%) to $97.9 million in the third quarter of 2002, as compared to $105.6 million for the same period one year ago. Year-to-date expenses improved $13.3 million (4.6%) to $274.6 million as compared to $287.9 million for the corresponding period last year. Network service expenses consist of site-related expenses, transmission costs, spectrum licence fees, contribution revenue taxes, and other direct costs related to network operations. These costs improved as a result of reduced contribution charges period over period. Contribution charges in the current quarter and year-to-date were $5.4 million and $14.7 million respectively as compared to $21.6 million and $42.8 million for the same periods one-year earlier. When normalized for reduced contribution revenue taxes in 2002, the increase in network operating expenses were $8.5 million (10.1%) and $14.8 million (6.0%) in the current quarter and year-to-date, respectively, as compared to the same periods of last year. The increases were attributed to transmission and site-related expenses including roaming costs in support of the increased subscriber base and the growth in the number of cell sites in service from the continued enhancement of TELUS Mobility's digital networks. PCS digital population coverage increased from 20.8 million before the roaming/resale agreements to 26.6 million including roaming/resale areas turned on at the end of the third quarter. PCS digital population coverage increased 5.8 million (including 1.1 million turned on in Aliant territory during the third quarter) from 20.8 million before the roaming/resale agreements to 26.6 million including roaming/resale areas turned on at the end of the third quarter. Total digital population coverage (Mike(tm) and PCS) as of September 30, 2002, was
25.0 million (26.6 million including all current digital roaming service areas) as compared to 23.9 million one year ago.

Marketing expenses excluding handset subsidies were $56.7 million and $164.2 million for the third quarter and year-to-date 2002, respectively, as compared to $53.9 million and $147.9 million for the same periods in 2001. The increases were primarily due to dealer compensation as a result of higher postpaid gross subscriber additions. COA was $467 and $479 for the current quarter and year-to -date (and excluding any benefit from the $21.0 million PST ruling) respectively as compared to $482 and $499 for the same periods last year. The improvement in COA is from lower handset subsidies and advertising efficiencies on a per gross addition basis net of an increased investment in retention programs. Excluding retention and migration costs, COA was $391 and $449 for the third quarter of 2002 and 2001, respectively, and $405 and $445 for year-to-date 2002 and 2001, respectively. Increased retention spending is consistent with TELUS Mobility's focus on reducing churn by offering incentives to the existing subscriber base.

G&A expenses increased 15.2% to $132.5 million and 13.4% to $384.5 million for the third quarter and year-to-date 2002, respectively, compared to spending of $115.0 million and $339.0 million for the same periods last year. G&A expenses consisted of employee compensation and benefits, facilities, client services, bad debt and various other expenses. The increases were principally related to an increase in staffing levels in the areas of client care, Company-owned retail stores and expansion into new coverage territory, to support subscriber growth and improve service levels. Employee costs increased due to an increase in headcount to 5,397 total headcount from 4,985 at September 30, 2001. Client service expenses increased principally due to increases in bad debts and subscriber related expenses, such as billing and postage charges. Bad debts increased $10.3 million and $16.9 million for the three and nine-month periods ended September 30, 2002 as compared the same period one year earlier. TELUS Mobility has successfully completed all of its major billing system conversions (five in the past 15 months) with the completion of the Mike subscriber conversion in early October 2002. The billing systems integration over the last fifteen-month period contributed to an increase in bad debts. All bad debts, including nominal data clean-up costs, have been included in G&A expenses. TELUS Mobility expects bad debt related expenses to decline to more historical levels in the last quarter of this year and in 2003.

  Earnings (1) Before Interest, Taxes, Depreciation and Amortization (EBITDA)
  by segment
  Three months ended September 30					 2002		 2001		Change		 %
--------------------------------------------------------------------------------------------------------------------------------
  ($ in millions)

  TELUS Communications							  498.3 	  581.3 	(83.0)	       (14.3)
  TELUS Mobility							  164.8 	  118.0 	 46.8 		39.7
--------------------------------------------------------------------------------------------------------------------------------

  TELUS Consolidated							  663.1 	  699.3 	(36.2)		(5.2)

  Nine months ended September 30					 2002		 2001		Change		 %
--------------------------------------------------------------------------------------------------------------------------------
  ($ in millions)

  TELUS Communications							1,467.2 	1,630.6        (163.4)	       (10.0)
  TELUS Mobility							  406.2 	  300.7 	105.5 		35.1
--------------------------------------------------------------------------------------------------------------------------------

  TELUS Consolidated							1,873.4 	1,931.3		(57.9)		(3.0)
--------------------------------------------------------------------------------------------------------------------------------

  (1) Excluding Restructuring and workforce reduction costs.

  EBITDA margin (2) by segment (%)
  Three months ended September 30					 2002		 2001		Change
--------------------------------------------------------------------------------------------------------------------------------

  TELUS Communications							   39.6 	   42.5 	 (2.9)		  -
  TELUS Mobility							   30.7 	   24.3 	  6.4 		  -
  TELUS Consolidated							   37.5 	   38.4 	 (0.9)		  -
--------------------------------------------------------------------------------------------------------------------------------

  Nine months ended September 30					 2002		 2001		Change
--------------------------------------------------------------------------------------------------------------------------------

  TELUS Communications							   38.4 	  41.3 		 (2.9)		  -
  TELUS Mobility							   27.4 	  22.3 		  5.1 		  -
  TELUS Consolidated							   35.9 	  37.1 		 (1.2)		  -
--------------------------------------------------------------------------------------------------------------------------------
(2) EBITDA divided by total revenue.


TELUS Communications EBITDA decreased $83.0 million and $163.4 million for the three-month and nine-month periods ended September 30, 2002 primarily due to the negative impacts of the changes in contribution rates and the recent price cap decision. Normalized for these negative regulatory impacts, TELUS Communications EBITDA would have declined marginally by $3.0 million and increased by $58.1 million for the three-month and nine-month periods ended, respectively. The normalized decrease in the quarter was due to the positive impacts of the Operational Efficiency Program being more than offset by decreases in revenue, primarily in voice long distance. The normalized year-to -date improvement is attributable to the $40 million investment tax credits, operational efficiency savings, and increased data revenue offset by decreases in other areas such as long distance. Non-ILEC negative EBITDA of $23.3 million and $89.6 million for the three-month and nine-month periods ended September 30, 2002, respectively, showed modest improvement from the negative $37.9 million and $108.6 million reported for the same periods last year due to higher margin revenue growth, cost efficiencies, and improved economies of scale.

TELUS Mobility continued to successfully execute its national strategy focused on profitable revenue growth. TELUS Mobility EBITDA for the third quarter improved by $46.8 million (39.7%) as compared to the same period one-year earlier principally due to a 12.4% increase in network revenue and from an 18.5% increase in the cumulative subscriber base. When compared to 2001, the year-to-date 2002 EBITDA growth is significant considering the large increase in COA spending associated with the increase in subscriber loading. Incremental network revenue flowed through to EBITDA excluding COA at a rate of 83.9% in the third quarter of 2002 as compared to 57.2% in the same period in 2001. The year-to-date 2002 EBITDA increased by $105.5 million (35.1%) when compared to the corresponding period in 2001. Before the $21.0 million favourable PST clarification, year-to-date 2002 EBITDA improved by $84.5 million (28.1%) to $385.2 million from $300.7 million in the same period in 2001. Year-to-date EBITDA margin as a percentage of network revenue (before the PST clarification) improved to 28.3% in 2002 as compared to 24.6% one-year earlier. Year-to-date EBITDA margin excluding COA as a percentage of network revenue (before the PST clarification) improved to 54.1% in 2002 as compared to 51.0% one-year earlier. The improvements in both EBITDA and EBITDA-COA are not only attributable to strong subscriber and revenue growth but to the economies of scale recognized through improved efficiencies resulting from the successful integration of mobility operations and investments in information systems and technology.

  Depreciation and amortization
  Three months ended September 30					 2002		 2001		Change		 %
--------------------------------------------------------------------------------------------------------------------------------
  ($ in millions)
  Depreciation								  307.3 	  282.9 	 24.4 		 8.6
  Amortization of intangible assets					   93.5 	   92.6 	  0.9 		 1.0
--------------------------------------------------------------------------------------------------------------------------------

  Nine months ended September 30					 2002		 2001		Change		 %
--------------------------------------------------------------------------------------------------------------------------------
  ($ in millions)
  Depreciation								  898.5 	  850.2 	 48.3 		 5.7
  Amortization of intangible assets					  261.9 	  249.6 	 12.3 		 4.9
--------------------------------------------------------------------------------------------------------------------------------

Depreciation increased by $24.4 million and $48.3 million, respectively, for the three-month and nine-month periods ended September 30, 2002, when compared to the same periods one year earlier. For the current quarter, an increase in depreciation expense of $22.6 million due to growth in wireless and data network capital assets and a $9.1 million increase related to the acquisition of PSINet were partially offset by $7.3 million lower depreciation on network assets due to service life increases implemented in late 2001 as a result of TELUS' ongoing depreciation studies. Similarly, for the nine-month period, an increase in depreciation expense of $44.6 million due to growth in wireless and data network capital assets and a $25.5 million increase related to the acquisition of PSINet was partially offset by $21.8 million lower depreciation on network assets due to service life increases.

Amortization increased by $0.9 million and $12.3 million, respectively, for the three-month and nine-month periods ended September 30, 2002, when compared to the same periods last year. Amortization in respect of administrative software assets and subscribers increased by $23.4 million and $79.4 million for the three-month and nine-month periods ended September 30, 2002. In the comparative 2001 periods, the Company recorded amortization of $22.5 million and $67.1 million respectively for intangible assets with indefinite lives. Commencing January 1, 2002, the Company no longer amortizes intangible assets with indefinite lives as a result of the required adoption of CICA policy discussed in Note 2(a) to the Consolidated Financial Statements.

  Restructuring and workforce reduction costs
  ($ in millions)							 2002		 2001		Change		%
--------------------------------------------------------------------------------------------------------------------------------
  Three months ended September 30					  313.3 	  - 		313.3 		-
  Nine months ended September 30					  328.9 	  198.4 	130.5 		65.8
--------------------------------------------------------------------------------------------------------------------------------

In 2001, the Company initiated a phased Operational Efficiency Program (OEP) aimed at improving the Company's operating and capital productivity and competitiveness. The first phase of the OEP was to complete merger-related restructuring activities in TELUS Mobility and the reorganization for TELUS Communications. In the first quarter of 2001, a restructuring charge of $198.4 million was recorded. Approximately one-half of the 2001 charge was related to integration costs for TELUS Mobility including the write-down of redundant capital assets, handset reconfiguration costs and employee severance costs. The remaining charge was related to reorganization costs in TELUS Communications, including employee severance costs and capital asset impairment charges. In the first quarter of 2002 the Company recorded a $12.5 million expense in respect of restructuring and workforce reduction costs incurred in excess of the 2001 provision. By December 31, 2001, excluding the impacts of staff increases associated with acquisitions, there were approximately 800 net staff reductions as a result of the OEP.

The second phase of the OEP which commenced at the beginning of 2002, continued to focus on reducing staff, but also entailed a comprehensive review of enterprise-wide processes to identify capital and operational efficiency opportunities. Consequently, on June 7, 2002, the Company initiated a program offering an Early Retirement Incentive Plan (ERIP) and Voluntary Departure Incentive Plan (VDIP) to 11,000 of over 16,000 bargaining unit employees and on July 11, 2002, the Company announced details on OEP initiatives including: streamlining of business processes; reducing the TELUS product portfolio and processes that support them; optimizing the use of real estate, networks and other assets; improving customer order management; reducing the scope of corporate support functions; consolidating operational and administrative functions; and consolidating customer contact centres, currently from 66 offices in 20 communities to 19 offices in six communities. Three of the 47 customer contact centres targeted for consolidation have been consolidated by September 30, 2002. All 33 of the TELUS stores targeted for closure have been closed by September 30, 2002. Consolidation of administrative offices is expected to be largely completed by December 31, 2002, with other changes implemented throughout 2003.

The third phase of the OEP commenced in the third quarter of 2002 and was focused on operationalizing the above noted initiatives. In total for the second and third phases of the OEP, TELUS is expecting a further net reduction of approximately 6,500 positions involving approximately 5,200 bargaining unit and 1,300 management positions in 2002 and 2003. These reductions are somewhat higher than the 6,000 net positions originally announced due to higher than anticipated enrollment to the ERIP and VDIP program and higher management departures. In the third quarter, TELUS reduced its staff count by approximately 1,700 positions and 2,700 on a year-to-date basis. Since the inception of the OEP in 2001, the Company has reduced its staff count by approximately 3,500, comprised of 2,200 bargaining unit positions and 1,300 management positions. See Note 3 to the Consolidated Financial Statements.

The expense and liability for the ERIP and VDIP programs are recognized when the employee accepts the Company's formalized offer. The Company recorded incentive package costs of $3.1 million in the second quarter of 2002 for employees who departed during the second quarter of 2002. During the third quarter of 2002, the Company recorded $313.3 million of restructuring and workforce reduction costs, representing approximately 3,500 management and bargaining unit ERIP and VDIP employee acceptances and planned involuntary terminations (of which approximately 1,700 had left the Company as of September 30, 2002), qualifying lease termination and other costs. Additional restructuring and workforce reduction costs are expected to be incurred subsequent to September 30, 2002, but did not qualify for accrual at the current balance sheet date. The total cost (inclusive of the items already recorded) of all the phase two initiatives, including management, ERIP, VDIP and other operational efficiency pursuits, is currently estimated to be $560 million.

The anticipated EBITDA impact for 2002 is approximately $55 million in expense savings, of which approximately $15 million was realized in the third quarter. The currently expected annual savings for 2003 are expected to be approximately $350 million. Thereafter, annual recurring savings are currently estimated to be approximately $540 million.

  Other income (expense)
  ($ in millions)							 2002		 2001		Change		 %
--------------------------------------------------------------------------------------------------------------------------------
  Three months ended September 30					   (5.6)	    0.6 	 (6.2)		 -
  Nine months ended September 30					  (16.5)	   19.6         (36.1)		 -
--------------------------------------------------------------------------------------------------------------------------------

Other income (expense) includes gains and losses on disposal of property, charitable donations, and accounts receivable securitization expense. For the three-month and nine-month periods ending September 30, 2002, accounts receivable securitization expense increased by $2.3 million and $0.2 million, respectively, when compared with the same periods in 2001. This increase resulted from expansion of the program at the end of July 2002 - see Note 2(e) and Note 9 to the Consolidated Financial Statements for further discussion.

Other expenses for the three-month and nine-month periods ended September 30, 2002 also increased due to losses in portfolio investments recorded in 2002, while other income for the nine-month period ended September 30, 2001 included a $24.5 million gain from the sale of a fibre asset.

  Financing costs
  ($ in millions)							 2002		 2001		Change		 %
--------------------------------------------------------------------------------------------------------------------------------
  Three months ended September 30					   98.6 	  175.2 	(76.6)	       (43.7)
  Nine months ended September 30					  454.0 	  444.1 	  9.9 		 2.2
--------------------------------------------------------------------------------------------------------------------------------

Financing costs for the three-month period and nine-month periods ended September 30, 2002, respectively, includes an $82.4 million pre-tax gain on debt redemption. The gain arose from the repurchase of approximately $402 million principal amount of notes and debentures of TELUS Corporation and TELUS Communications Inc. for a cash outlay of approximately $310 million including commissions and net of cross currency swap unwind proceeds. Please refer to the discussion under Cash Provided by Financing Activities in the following pages for further details. Gains on redemption of debt of $7.0 million and $65.9 million, respectively, were also recorded in the comparable periods in 2001.

Excluding the gains on debt repurchase and redemption described above, financing costs for the three-month period ended September 30, 2002 decreased by $1.2 million when compared to the same period one year ago. See Note 4 to the Consolidated Financial Statements. The average debt outstanding during the three-month period ended September 30, 2002 was $9,019 million compared to $8,999 million in 2001. The effective interest rate on the average debt outstanding was 7.8% for the three-month period ended September 30, 2002 (2001
- 7.9%), while the average term to maturity has decreased to 6.6 years as at September 30, 2002 (2001 - 7.6 years).

Excluding gains on debt repurchase and redemption, financing costs for the nine-month period ended September 30, 2002 increased by $26.4 million when compared to the same period one year ago. Interest on long-term and short-term debt increased by $14.7 million to $543.1 million for the nine-month period ended September 30, 2002 from $528.4 million in the comparative period in 2001, while interest income decreased by $8.8 million. The average debt outstanding during the nine-month period in 2002 was $8,957 million compared to $8,990 million in same period in 2001. Due to recent financing activities, the short-term obligation and long-term debt balance as at September 30, 2002 was $8,344 million compared with $8,474 million one year earlier and $8,881 million at December 31, 2001. The effective interest rate on the average debt outstanding was 7.9% for the nine-month period in 2002 (2001 - 7.7%).

  Refinancing charge from debt restructuring
  ($ in millions)							 2002		 2001		Change		 %
--------------------------------------------------------------------------------------------------------------------------------
  Three months ended September 30					    - 		     - 		    - 		  -
  Nine months ended September 30					    - 		   96.5         (96.5)	      (100.0)
--------------------------------------------------------------------------------------------------------------------------------

As a result of negotiating new senior credit facilities in 2001, a non-cash refinancing charge of $96.5 million was recorded in 2001 to expense fees related to interim bridge financing for the acquisition of Clearnet, which were paid and deferred in 2000.

  Income taxes
  ($ in millions)							 2002		 2001		Change		 %
--------------------------------------------------------------------------------------------------------------------------------
  Three months ended September 30					  (50.5)	   79.0 	(129.5)	      (163.9)
  Nine months ended September 30					   (0.9)	   74.0 	 (74.9)	      (101.2)
--------------------------------------------------------------------------------------------------------------------------------

The recovery of income taxes for the three-month and nine-months periods ended September 30, 2002, when compared with the same periods one year ago, was primarily due to the losses before taxes partly offset by an increase in Large Corporations Tax (LCT). The increase in LCT was a result of corporate reorganizations in 2001 that allowed TELUS to offset taxable income in one subsidiary with losses available in other subsidiaries. Accordingly, there was no surtax credit available to reduce LCT. The 1% effective tax rate for the nine-months ended September 30, 2002 is disproportionately low as the income tax recovery is reduced by LCT, and is impacted by the timing of deductibility of the restructuring and workforce reduction costs in future years with lower enacted tax rates. The 66% effective tax rate for the nine-months ended September 30, 2001 was disproportionately high because of adjustments to future income tax assets and liabilities resulting from prospective changes in income tax rates, as well as LCT. See Note 5 to the Consolidated Financial Statements.

  Non-controlling interest
  ($ in millions)							 2002		 2001		Change		 %
--------------------------------------------------------------------------------------------------------------------------------
  Three months ended September 30					    0.6 	     - 		  0.6 		 -
  Nine months ended September 30					    2.4 	    3.6 	 (1.2)	       (33.3)
--------------------------------------------------------------------------------------------------------------------------------

Non-controlling interest for the three-month and nine-month periods ended September 30, 2002 primarily represents a partner's interest in TELUS International Inc. The decrease in non-controlling interest for the nine-month period ended September 30, 2002, when compared to the same period last year, was mainly due to TELUS' purchase of the remaining 30% of TELUS Quebec from Verizon on June 30, 2001.

  Goodwill amortization
  ($ in millions)							 2002		 2001		Change		 %
--------------------------------------------------------------------------------------------------------------------------------
  Three months ended September 30					  - 		   46.2         (46.2)	      (100.0)
  Nine months ended September 30					  - 		  129.7	       (129.7)	      (100.0)
--------------------------------------------------------------------------------------------------------------------------------

Commencing January 1, 2002, the Company no longer amortizes goodwill. This is the result of the required adoption of new accounting rules in CICA Handbook
Section 3062 as discussed in Note 2(a) to the Consolidated Financial
Statements.

  Discontinued operations
  ($ in millions)							 2002		 2001		Change		 %
--------------------------------------------------------------------------------------------------------------------------------
  Three months ended September 30					   (2.1)	  556.7        (558.8)	      (100.4)
  Nine months ended September 30					   (1.9)	  595.4        (597.3)	      (100.3)
--------------------------------------------------------------------------------------------------------------------------------

By the end of August, 2002, TELUS completed the sale of its remaining directory operations in the U.S. Discontinued operations for the three-month and nine-month periods ended September 30, 2001, represented combined income from directory advertising and equipment leasing businesses prior to their effective divestiture dates and the respective gains recognized upon divestiture. The sale of TELUS Advertising Service's British Columbia, Alberta and Ontario directory business and TELUS Quebec's directory business to Verizon's Dominion Information Services closed on July 31, 2001. TELUS exited the equipment leasing business on September 30, 2001. See Note 6 to the Consolidated Financial Statements.

  Preferred dividends
  ($ in millions)							 2002		 2001		Change		 %
--------------------------------------------------------------------------------------------------------------------------------
  Three months ended September 30					    0.8 	    0.8 	   - 		-
  Nine months ended September 30					    2.6 	    2.6 	   - 		-
------------------------------------------------------------------------------------------------------------------------------

There were no changes to the quarterly preferred dividend.

  Interest on convertible debentures
  ($ in millions)							 2002		 2001		Change		 %
--------------------------------------------------------------------------------------------------------------------------------
  Three months ended September 30					    1.8 	    1.4 	   0.4 	        28.6
  Nine months ended September 30					    5.1 	    4.7 	   0.4 		 8.5
--------------------------------------------------------------------------------------------------------------------------------

The interest on convertible debentures is presented net of related income taxes. As these debentures are convertible into non-voting shares and are classified as equity on the balance sheet, the related interest is recorded as a charge to retained earnings rather than an interest expense.

  Common share and non-voting share income (loss)
  ($ in millions)							 2002		  2001		Change		 %
--------------------------------------------------------------------------------------------------------------------------------
  Three months ended September 30					 (110.0)	  578.5        (688.5)	      (119.0)
  Nine months ended September 30					  (97.5)	  492.9        (590.4)	      (119.8)
--------------------------------------------------------------------------------------------------------------------------------

The Common share and non-voting share income was reduced by $688.5 million in the three-month period ending September 30, 2002, when compared to the same period one year ago. The most significant changes were the third quarter 2001 income from discontinued operations of $556.7 million and the third quarter 2002 restructuring and workforce reduction cost of $313.3 million before taxes.


  Liquidity and capital resources
  Cash provided by operating activities
  ($ in millions)							 2002		2001 		Change 		 %
--------------------------------------------------------------------------------------------------------------------------------
  Three months ended September 30					  804.3		558.3 		246.0 		44.1
  Nine months ended September 30				        1,373.2       1,222.7 	        150.5 		12.3
--------------------------------------------------------------------------------------------------------------------------------

Cash provided by operating activities increased by $246.0 million (44.1%) in the three-month period ended September 30, 2002, when compared with the same period last year due mainly to changes in non-cash working capital and lower cash income taxes. The improvement in the non-cash working capital resulted primarily from an increase in sold accounts receivable in 2002 and the negative impacts on 2001 working capital due to the sale of directory operations. Cash income taxes decreased as a result of corporate reorganizations in 2001 that allowed TELUS to shelter taxable income with losses carried forward.

Cash provided by operating activities increased by $150.5 million (12.3%) for the nine-month period ended September 30, 2002, when compared with the same period last year, due mainly to an increase in sold accounts receivable, lower cash income taxes, and the negative impacts on 2001 working capital due to the sale of directory operations, partly offset by higher workforce restructuring payments and higher interest paid.

  Cash provided by (used by) investing activities
  ($ in millions)							 2002		2001		Change		  %
--------------------------------------------------------------------------------------------------------------------------------
  Three months ended September 30					(322.1)		120.6 		(442.7)		(367.1)
  Nine months ended September 30				      (1,310.3)	     (1,257.5)	         (52.8)		  (4.2)
--------------------------------------------------------------------------------------------------------------------------------

Net cash used by investing activities increased by $442.7 million and $52.8 million in the three-month period and nine-month periods ended September 30, 2002, respectively, when compared to the same period one year earlier. The increase in net cash used for investing activities was mainly due to receipts in 2001 of $810 million from the sale of the directory advertising business, and for the nine-month period, the receipt of $228.4 million proceeds from the sale of administrative buildings, partly offset in the quarter and year-to-date periods by lower capital expenditures and spectrum purchases in 2002 (described in more detail below), and lower other investing activities in 2002.

  Capital expenditures by segment
  Three months ended September 30					 2002		 2001		Change	 	 %
--------------------------------------------------------------------------------------------------------------------------------
  ($ in millions)
  TELUS Communications							  230.2 	  403.3        (173.1)	       (42.9)
  TELUS Mobility							   92.5 	  183.8 	(91.3)	       (49.7)
--------------------------------------------------------------------------------------------------------------------------------
  Capital expenditures - general					  322.7 	  587.1        (264.4)	       (45.0)
  TELUS Mobility - wireless spectrum					    4.5 	   - 		  4.5 		 -
--------------------------------------------------------------------------------------------------------------------------------
  Total capital expenditures						  327.2 	  587.1        (259.9)	       (44.3)
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
  Capital expenditure intensity (1) 					   18.5% 	   32.2% 	(13.7%)
--------------------------------------------------------------------------------------------------------------------------------

  Nine months ended September 30					 2002		 2001		Change		  %
--------------------------------------------------------------------------------------------------------------------------------
  ($ in millions)
  TELUS Communications							  947.2 	1,219.0 	(271.8)		(22.3)
  TELUS Mobility							  330.0 	  438.8 	(108.8)		(24.8)
--------------------------------------------------------------------------------------------------------------------------------
  Capital expenditures - general					1,277.2 	1,657.8 	(380.6)		(23.0)
  TELUS Mobility - wireless spectrum					    4.5 	  355.9 	(351.4)		(98.7)
--------------------------------------------------------------------------------------------------------------------------------
  Total capital expenditures						1,281.7 	2,013.7 	(732.0)		(36.4)
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
  Capital expenditure intensity (1)					   24.6% 	   38.6% 	(14.0%)
--------------------------------------------------------------------------------------------------------------------------------
(1) Capital expenditures as a percentage of revenue

TELUS Communications' capital expenditures decreased by $173.0 million (42.9%) for the three-month period ended September 30, 2002, when compared with the same period last year due to reduced spending in both Non-ILEC and ILEC initiatives. Expenditures for Non-ILEC expansion decreased by $33.6 million to $50.3 million mainly due to lower co-location activity and accelerated expansion in Quebec last year. Expenditures for ILEC sustainment decreased by $139.5 million to $179.9 million mainly due to $66.8 million of lower payments for software licences and brand-marks from Verizon, $17.8 million lower spending on the national long distance and card service platform completed early in 2002, $13.3 million lower e-hosting expenditures due to the opening of the Calgary data centre in 2001, $13.3 million lower spending on web enablement, and $28.3 million lower spending on network infrastructure and other initiatives. Expenditures for ADSL initiatives were relatively unchanged from the same period last year at $41.3 million. For the Communications Segment, the ratio of capital expenditures to revenues was 18.3% for the current quarter compared with 29.5% in the same period last year, as a result of reduced capital expenditures. The ratio for ILEC operations was 16.0% for the current quarter as compared to 25.3% in the same period last year.

TELUS Communications' capital expenditures decreased by $271.8 million (22.3%) for the nine-month period ended September 30, 2002, when compared with the same period last year. Expenditures for Non-ILEC expansion decreased by $78.3 million to $173.6 million mainly due to the completion of the national optical carrier network and IP backbone in 2001. Expenditures for ILEC sustainment decreased by $193.5 million to $773.6 million, mainly due to $94.3 million lower payments for software licences and brand-marks from Verizon, $41.9 million lower expenditures for the national long distance and card service platform, $62.5 million lower expenditures on network infrastructure and $28.3 million lower e-hosting expenditures. Expenditures for ADSL initiatives increased by $46.0 million to $205.5 million, while spending on all other initiatives decreased by $12.5 million. For the Communications Segment, the ratio of capital expenditures to revenues decreased to 24.8% year-to-date 2002 compared to 30.9% in the same period last year. The ratio for ILEC operations was 22.5% for the current quarter as compared to 25.8% in the same period last year.

In addition to capital expenditures detailed above, a fibre asset was purchased in June 2001 from a third party for non-monetary consideration of $76.0 million. As this was a non-cash purchase, the amount is not reflected in Capital expenditures on the Consolidated Statements of Cash Flows.

TELUS Mobility capital expenditures were favourable as compared to the same period last year, decreasing by $86.8 million and $460.2 million for the three-month and nine-month periods ended September 30, 2002, respectively, when compared with the same periods in 2001. TELUS Mobility continued the enhancement of digital cellular coverage, digitization of the analogue network, and implementation of the 1X CDMA data network. Excluding the spectrum purchase, capital spending has declined significantly year-over-year principally because of the implementation of the 1X digital network in 2001, digital conversion of analogue networks in 2001, and reduced coverage expansion costs in 2002 due to the recently operationalized roaming/resale agreements. As a result of continued EBITDA growth and reduced capital expenditure intensity and spectrum purchases, Mobility has improved cash flow (EBITDA less capital expenditures) to a positive $67.8 million and $71.8 million, respectively, for the current quarter and year-to-date, compared with negative $65.8 million and negative $494.0 million, respectively, for the same periods last year. For TELUS Mobility, capital expenditure intensity decreased to 18.0% and 22.6%, respectively, for the current three-month and nine-month periods, compared with 37.9% and 59.1%, respectively, for the same periods last year.

The Company has significantly reduced its consolidated capital expenditure intensity to 18.5% and 24.6%, respectively, for the current quarter and year-to-date periods, from 32.2% and 38.6%, respectively, in the same periods last year. Reduced capital expenditure intensity in the current quarter is consistent with TELUS' objective to reduce annual consolidated capital expenditures to 20% of revenue, or less, in 2003 and thereafter. The annual percentage for 2002 is expected to be similar to the current year-to-date figure, based on 2002 current annual targets (see 2002 Financial Targets).

  Cash provided by (used in) financing activities
  ($ in millions)							 2002		 2001		Change		%
--------------------------------------------------------------------------------------------------------------------------------
  Three months ended September 30					 (478.5)	 (767.2) 	288.7 		37.6
  Nine months ended September 30					  (85.3) 	   16.8        (102.1)	      (607.7)
--------------------------------------------------------------------------------------------------------------------------------

Cash used by financing activities decreased by $288.7 million in the three-month period ended September 30, 2002 when compared with the same period one year ago, principally due to Common and Non-Voting shares issued in the current quarter. Shares issued in the quarter included the September 2002 public issuance of 34.25 million Non-voting shares concurrently in Canada and the U.S. at a share price of $9.85 (Canadian dollars) for aggregate gross proceeds of $337.4 million, as well as $16.4 million proceeds of Common and Non-Voting shares issued from Treasury under employee share purchase plans and the channel stock incentive plan (compared with $23.9 million issued in the same period last year). The net proceeds of $322.9 million from the public share issuance were used to repurchase and repay debt, including bank debt incurred to repurchase notes of TELUS Corporation and notes and debentures of TELUS Communications Inc. and for general corporate purposes. The Company repurchased approximately $402 million principal amount of such notes for a cash outlay of approximately $310 million including commissions and net of cross currency swap unwind proceeds. The repurchased notes had maturities in the following years and for the approximate amounts shown: 2003 ($49 million), 2004 ($3 million), 2006 ($22 million), 2007 ($210 million) and 2011 ($118 million). The debt was repurchased at an average discount of 21%, while equity dilution was 10% from the September 2002 public share issuance. In addition, dividends paid to shareholders decreased by $19.4 million mainly due to the 57% reduction in the quarterly dividend rate from 35 cents to 15 cents announced in October 2001 effective for the January 1, 2002, payment. The reduction in dividend payments was partly offset by lower enrollment in the dividend reinvestment plan (approximately 10% at the end of September 2002, compared with approximately 44% one year earlier).

Cash used by financing activities increased by $102.1 million in the nine-month period ended September 30, 2002 when compared with the same period one year ago, mainly due to debt repayments in 2002 funded by the recent public Non-voting share issue, $167.1 million lower dividend payments, and improved operating cash flow net of investing activities, compared with net debt issuances in 2001. Proceeds from Common shares and Non-Voting shares issued from Treasury for employee share purchase plans, additional shares purchased by Verizon pursuant to anti-dilutive rights, the channel stock incentive plan, and exercised options and warrants were $73.9 million year-to-date, compared with $66.9 million in the comparable period last year. The $33.9 million change in amortization of debt issue costs and other primarily reflected debt issue costs that were incurred and deferred in second quarter of 2001.

  Liquidity and capital resource ratios
  Twelve months ended							 Sept. 30,	Sept. 30,	Change		June 30,
									 2002		2001				2002
--------------------------------------------------------------------------------------------------------------------------------
  Net debt1 to total capitalization (%)					   55.8 	   54.2		  1.6 		58.7
  Net debt to EBITDA (2)						    3.4 	    3.3 	  0.1 		 3.6
  Earnings coverage (3)							    0.8 	    2.3 	 (1.5)		 2.2
  EBITDA interest coverage (4)						    3.4 	    4.8 	 (1.4)		 3.5
--------------------------------------------------------------------------------------------------------------------------------

  (1) Current obligations and cheques outstanding plus Long-term debt less Cash and temporary investments and cross-currency foreign exchange hedge asset (plus cross-currency foreign exchange hedge liability) related to U.S. dollar-denominated notes. The cross currency foreign exchange hedge asset as at September 30, 2002 was $123.7 million ($128.5 million as at September 30,
2001). The impairment charge to retained earnings for intangible assets increased the September 30, 2002 measure from 53.6% to 55.8%. Net Debt as calculated herein, includes a notional amount related to accounts receivable securitization of approximately $106 million at September 30, 2002 and $30 million at September 30, 2001, which is required to be included in the numerator of the Leverage Ratio covenant calculation in TELUS' credit facilities.
  (2) Net debt as at September 30, 2002 divided by 12-month trailing
EBITDA.
  (3) Earnings coverage ratio is calculated on a 12-month trailing basis as Net income before interest expense on total debt and income tax expense divided by interest expense on total debt.
  (4) EBITDA divided by Net financing
cost before non-cash accreted interest and gains on redemption of debt, calculated on a 12-month trailing basis. Accreted interest was recorded until the second quarter of 2001.

During the third quarter of 2002, total debt, after adjusting for the foreign exchange hedge, decreased by approximately $870 million primarily as a result of debt repurchases of $402 million principal amount and a reduction of $474 million in the drawn amount under the Company's credit facilities. The change in Funded Debt and Asset Securitization Amount as calculated for covenant calculation purposes under TELUS' credit facilities decreased by approximately as a result of the decrease in total debt being partially offset by an increase $792 million of approximately $78 million in the notional amount related to Accounts Receivable Securitization.

TELUS has established an objective for its Net Debt to EBITDA ratio to be 3.0 or less by the end of 2003. The Company believes this objective is attainable based on efficiency improvement resulting from the Operational Efficiency Program, declining capital expenditures, continued organic growth in TELUS' business segments, improved working capital, lower cash taxes driven by application of losses carried forward, as well as employee and dividend re-investment share issuances, amongst other factors. Refer to Credit Ratings below for more detail.

The Net debt to total capitalization ratio as at September 30, 2002, increased, when compared to one-year ago, mainly due to the non-cash reduction in equity associated with the impairment charge for intangible assets recorded earlier this year, net of the proceeds from an equity issue in the third quarter of 2002, and an increase in the notional amount related to sold accounts receivables added to the debt balance for debt covenant purposes. TELUS has a long-term objective of reducing its ratio of Net debt to total capitalization to 50% (55.8% as at September 30, 2002). The Net Debt to EBITDA ratio for the twelve-month period ended September 30, 2002 increased when compared with the ratio for the twelve-month period ended September 30, 2001, mainly due to the increase in the notional amount related to sold accounts receivable, and a $6 million decrease in the 12-month trailing EBITDA of $2,472 million ($2,478 million one-year earlier). The EBITDA interest coverage ratio for the 12 months ended September 30, 2002, decreased as compared to the same period one year earlier, mainly due to 2002 financing costs fully reflecting 2001 investing activities, and an additional 20 days impact of the acquisition of Clearnet. The Net Debt to total capitalization and Net Debt to EBITDA ratios improved from June 30, 2002, due mainly to the repurchase of debt in the current quarter that was indirectly funded through a public issue of equity.

Credit Facilities

TELUS credit facilities at the end of September 2002, consisted of a $1.5 billion (or U.S. dollar equivalent) revolving credit facility expiring on May 30, 2004 ($595 million drawn along with $47 million in outstanding undrawn letters of credit), an undrawn $800 million (or the U.S. dollar equivalent) 364-day revolving credit facility extendible at TELUS' option for any amount outstanding as at May 28, 2003 for one year on a non-revolving basis, and approximately $89 million in other bank facilities (approximately $4 million drawn and approximately $5 million in outstanding undrawn letters of credit, at September 30, 2002). During the third quarter of 2002, the amount drawn on TELUS' $1.5 billion revolving credit facility decreased by $474 million.
The decrease in credit facility borrowings during the third quarter was primarily a result of receipt of proceeds from accounts receivable sales as well as internally generated cash flow from operations. During the fourth quarter of 2002, the amount drawn is expected to increase primarily due to cash payments related to the Company's OEP and the payment of semi-annual interest coupons on the Company's public notes.

At September 30, 2002, TELUS had unutilized available liquidity well in excess of $1.0 billion. TELUS' credit facilities contain customary covenants including a requirement that TELUS not permit its consolidated Leverage Ratio (Funded Debt and Asset Securitization Amount to trailing 12 month EBITDA) to exceed 4.0:1 (approximately 3.4:1 as at September 30, 2002) and to not permit its consolidated Coverage Ratio (EBITDA to Interest Expense and Asset Securitization Charges on a trailing 12 month basis) to be less than 2.5:1 (approximately 3.4:1 as at September 30, 2002) at the end of any financial quarter. Continued access to TELUS' credit facilities is not contingent on the maintenance by TELUS of a specific credit rating.

Accounts Receivable Sale

On July 26, 2002, TELUS Communications Inc. (TCI), a wholly owned subsidiary of TELUS, signed an agreement with an arm's-length securitization trust under which TCI is able to sell an interest in certain of its receivables up to a maximum of $650 million. TCI is required to maintain at least a BBB(low) credit rating by Dominion Bond Rating Service, or the purchaser may require the sale program to be wound down.

During the third quarter of 2002, TCI terminated a prior securitization trust agreement dated November 20, 1997. Collection and final remittances in respect of the accounts receivable subject to the prior securitization transaction were completed by September 27, 2002.

On September 30, 2002, the new securitization agreement was amended in order to make available for purchase by the securitization trust, an interest in some of TCI's other trade receivables of a certain class that were of the type previously sold to the prior securitization trust. As at September 30, 2002, TCI had received aggregate cash proceeds of $430 million under its new accounts receivable securitization program. See Note 9 to the Consolidated Financial Statements.

TELUS' credit facilities require that a portion of sold accounts receivable be added to debt for purposes of calculating the Leverage Ratio covenant under the credit agreement. The amount of sold accounts receivable, which is added to debt for purposes of this ratio, is calculated on a monthly basis and is a function of the ongoing collection performance of the receivables pool. At September 30, 2002, this amount, defined as the Asset Securitization Amount, was approximately $106 million.

Floating Rate/Fixed Rate Debt Balance

As at September 30, 2002, the Company's fixed rate debt comprised 94.1% of its total indebtedness compared with 98.1% at as September 30, 2001.

Credit Ratings

As of November 1, 2002, no new rating actions on TELUS debt had been announced since July 2002. TELUS has an objective to preserve access to capital markets at a reasonable cost by maintaining investment grade credit ratings.

On July 8, 2002, Dominion Bond Rating Service (DBRS) confirmed its ratings at R-2(high) for TELUS Corporation, TELUS Communications (Quebec) Inc. and TELUS Communications Inc. commercial paper, but changed the trend for all to Negative. DBRS also downgraded the ratings for all other debt instruments and changed the trend to Negative. On July 11, 2002, Standard and Poors (S&P) lowered its ratings of TELUS' long-term credit and senior unsecured debt to BBB from BBB+ and lowered its Canadian scale commercial paper rating to A-2 from A-1(low). At the same time, S&P lowered its ratings for TELUS wholly owned subsidiaries TELUS Communications (Quebec) Inc. and TELUS Communications Inc. The outlook for all ratings was changed to Negative. On July 23, 2002, Fitch Ratings initiated ratings of TELUS' and TELUS Communications Inc. long-term credit and senior unsecured debt at BBB with negative outlook. On July 25, 2002, Moody's lowered its ratings of TELUS' long-term credit and senior unsecured debt to Ba1 (non-investment grade) from Baa2. The outlook for the Moody's rating is negative.

The credit rating agency downgrades are expected to increase TELUS' financing costs under TELUS' credit facilities by approximately $3.5 million per annum. As at September 30, 2002, TELUS had approximately $218 million of short-term obligations including long-term debt of $214 million maturing before September 30, 2003. The Company plans to improve its credit ratings over time by increasing its cash flow and reducing debt through increased operating cash flow driven in significant part by the announced Operational Efficiency Program, continued EBITDA growth in TELUS Mobility, lower expected EBITDA losses in Non-ILEC operations, declining capital expenditures, improved working capital, lower cash income taxes due to application of significant tax losses carried forward, discounted debt repurchases, as well as equity issuances including employee and dividend share issuances, amongst other factors. The Company's mid-term objective is to have BBB to A- ratings for its long-term credit and senior unsecured debt.

Credit rating summary
									S&P		DBRS		Moody's		Fitch
--------------------------------------------------------------------------------------------------------------------------------
  TELUS Corporation
        Senior Bank Debt						BBB (1)		BBB (1)		Ba1 (1)		BBB (1)
        Debentures and Notes						BBB (1)		BBB (1)		Ba1 (1)		BBB (1)
        Medium-term Notes						BBB (1)		BBB (1)		---		---
        Commercial Paper						A-2 (1)		R-2(high) (1)	---		---

  TELUS Communications Inc.
        Debentures							BBB (1)		BBB (1)		---		BBB (1)
        Medium-term Notes						BBB (1)		BBB (1)		---		BBB (1)
        Commercial Paper						A-2 (1)		R-2(high) (1)	---		---
        Preferred Shares						P-3(high)(1)	Pfd-3 (1)	---		---

  TELUS Communications (Quebec) Inc.
        First Mortgage Bonds						BBB+(1)		BBB (1)		---		---
        Debentures							BBB (1)		BBB (1)		---		---
        Medium-term Notes						BBB (1)		BBB (1)		---		---
        Commercial Paper						A-2 (1)		R-2(high) (1)	---		---
--------------------------------------------------------------------------------------------------------------------------------
(1) Outlook or Trend Negative

2002 Financial Targets

Concurrent with the announcement of second quarter 2002 financial results, management revised its 2002 guidance to reflect recent regulatory decisions, the expected impacts of the Operational Efficiency Program, a reduction in discretionary capital program expenditures, the impact of the retroactive recovery associated with the favorable clarification of tax legislation by the Ontario Provincial Sales Tax authorities, and the receipt of investment tax credits.

Management has further updated the annual guidance for 2002 to reflect: (1) third quarter results and the current outlook for fourth quarter results including increased estimated OEP savings; (2) the impact of workforce restructuring costs expected to be recorded in 2002; (3) the after tax gain on debt repurchases; and (4) the impacts of the third quarter public equity issue.

									2002 Current Targets		Second Quarter 2002
														Guidance
								      ------------------------         ----------------------
--------------------------------------------------------------------------------------------------------------------------------
  Consolidated
	Revenues							No change			Approx. $7.0 billion

	EBITDA (1)							No change			$2.475 to $2.525 billion

	Earnings (loss) per share					Approximately (80) cents	(90) to (95) cents

	Earnings per share
	excluding restructuring						Approximately 35 cents		15 to 20 cents

	Capital expenditures						Less than $1.8 billion		Approx. $1.8 billion
--------------------------------------------------------------------------------------------------------------------------------
  Communications Segment
	Revenue								No change			Approx. $5.0 billion

	Central Canadian wireline revenue - total			No change			Approx. $800 million

	Non-ILEC revenue (included in Central
	Canadian wireline revenue)					No change			Approx. $525 million

	EBITDA								No change			Approx. $2.0 billion

		Non-ILEC EBITDA						No change			$(125) million

	Capital expenditures						No change			Approx. $1.3 billion

	High-speed Internet net additions				No change			200,000 or more
--------------------------------------------------------------------------------------------------------------------------------
  Mobility Segment
	Revenue								No change			Approx. $2.0 billion

	EBITDA								No change			Approx. $490 million

	Capital expenditures						No change			Approx. $500 million

	Wireless subscriber net additions				No change			425,000 to 450,000
--------------------------------------------------------------------------------------------------------------------------------
(1) Excluding Restructuring and workforce reduction costs.

As previously indicated, updates to guidance for 2003 will be provided at the currently scheduled "2003 Targets" conference call on December 16, 2002.






TELUS CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

SEPTEMBER 30, 2002

______________________________________________________________________________

consolidated statements of income

Periods ended September 30				    Three months			     Nine months
(Unaudited) (millions)					2002		2001			2002		2001
--------------------------------------------------------------------------------------------------------------------------------
OPERATING REVENUES				     $	1,766.3      $	1,823.2 	     $	5,212.3      $	5,212.5
--------------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
  Operations						1,103.2 	1,123.9 		3,338.9 	3,281.2
  Depreciation 						  307.3 	  282.9 		  898.5 	  850.2
  Amortization of intangible assets (Note 2(a))		   93.5 	   92.6 		  261.9 	  249.6
  Restructuring and workforce reduction costs (Note 3)	  313.3 	     - 			  328.9 	  198.4
--------------------------------------------------------------------------------------------------------------------------------
							1,817.3 	1,499.4 		4,828.2 	4,579.4
--------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME FROM CONTINUING OPERATIONS		  (51.0)	  323.8 		  384.1 	  633.1
  Other income (expense), net 				   (5.6)	    0.6 		  (16.5)	   19.6
  Financing costs (Note 4) 				   98.6 	  175.2 		  454.0 	  444.1
  Refinancing charge from debt restructuring		     - 		     - 			     - 		   96.5
--------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM CONTINUING OPERATIONS
  BEFORE INCOME TAXES, NON-CONTROLLING
  INTEREST AND GOODWILL AMORTIZATION			 (155.2)	  149.2 		  (86.4)	  112.1
  Income taxes (recovery) (Note 5)			  (50.5)	   79.0 		   (0.9)	   74.0
  Non-controlling interest				    0.6 	     - 			    2.4 	    3.6
  Goodwill amortization (Note 2(a))			     - 		   46.2 		     - 		  129.7
--------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM CONTINUING OPERATIONS		 (105.3)	   24.0 		  (87.9)	  (95.2)
  Discontinued operations (Note 6)			   (2.1)	  556.7 		   (1.9)	  595.4
--------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)					 (107.4)	  580.7 		  (89.8)	  500.2
  Preference and preferred share dividends		    0.8 	    0.8 		    2.6 	    2.6
  Interest on convertible debentures, net of income taxes   1.8 	    1.4 		    5.1 	    4.7
--------------------------------------------------------------------------------------------------------------------------------
COMMON SHARE AND NON-VOTING SHARE INCOME (LOSS)	     $	 (110.0)     $	  578.5 	     $	  (97.5)     $	  492.9
================================================================================================================================
INCOME (LOSS) PER COMMON SHARE AND
  NON-VOTING SHARE ($) (NOTE 7)
  Basic   - Continuing operations			   (0.34)	    0.07 		   (0.31)	   (0.35)
	  - Discontinued operations			   (0.01)	    1.87 		   (0.01)	    2.04
	  - Net income (loss) (Note 2(a))		   (0.35)	    1.94 		   (0.32)	    1.69

  Diluted - Continuing operations			   (0.34)	    0.07 		   (0.31)	   (0.35)
	  - Discontinued operations			   (0.01)	    1.87 		   (0.01)	    2.04
	  - Net income (loss) (Note 2(a))		   (0.35)	    1.94 		   (0.32)	    1.69

DIVIDENDS DECLARED PER COMMON SHARE AND
  NON-VOTING SHARE ($)					    0.15 	    0.35 		    0.45 	    1.05

TOTAL WEIGHTED AVERAGE COMMON SHARES AND
  NON-VOTING SHARES OUTSTANDING (MILLIONS)
			  - BASIC			  315.3 	  297.4 		  308.7 	  291.7
			  - DILUTED			  315.3 	  298.0 		  308.7 	  291.7
--------------------------------------------------------------------------------------------------------------------------------


consolidated balance sheets

												As at	   	As at
											    September 30,    December 31,
(Unaudited) (millions)										2002		2001
--------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
  Cash and temporary investments							     $	     -       $	   17.1
  Accounts receivable (Notes 2(e), 9)								  666.5 	  972.1
  Income and other taxes receivable 								   62.4 	    7.1
  Inventories											   92.2 	  118.6
  Current portion of future income taxes							  152.9 	  147.0
  Prepaid expenses and other									  174.4 	  180.7
--------------------------------------------------------------------------------------------------------------------------------
												1,148.4 	1,442.6
--------------------------------------------------------------------------------------------------------------------------------
Capital Assets, Net (Note 10)
  Property, plant, equipment and other								8,113.1 	7,924.2
  Intangible assets subject to amortization (Note 2(a))						  942.5 	  982.0
  Intangible assets with indefinite lives (Note 2(a))						2,948.1 	3,853.6
--------------------------------------------------------------------------------------------------------------------------------
											       12,003.7	       12,759.8
--------------------------------------------------------------------------------------------------------------------------------
Other Assets
  Deferred charges (Note 11)									  699.8 	  685.2
  Future income taxes 										1,150.2 	  996.9
  Investments											   62.6 	   56.4
  Goodwill (Note 12)										3,187.9 	3,320.9
  Other												    3.1 	    3.8
--------------------------------------------------------------------------------------------------------------------------------
												5,103.6 	5,063.2
--------------------------------------------------------------------------------------------------------------------------------
											     $ 18,255.7      $ 19,265.6
================================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Cash and temporary investments, net of outstanding items (Note 13)			     $	    5.3      $	     -
  Accounts payable and accrued liabilities							1,196.2 	1,164.2
  Restructuring and workforce reduction accounts payable and accrued liabilities		  304.3 	  109.7
  Dividends payable										   46.5 	   45.5
  Advance billings and customer deposits							  314.5 	  310.8
  Short-term obligations 									  218.5 	  229.9
--------------------------------------------------------------------------------------------------------------------------------
												2,085.3 	1,860.1
--------------------------------------------------------------------------------------------------------------------------------
Long-Term Debt (Note 14) 									8,125.9 	8,651.4
--------------------------------------------------------------------------------------------------------------------------------
Future Income Taxes										1,000.4 	1,326.6
--------------------------------------------------------------------------------------------------------------------------------
Other Long-Term Liabilities (Note 15)								  433.8 	  432.6
--------------------------------------------------------------------------------------------------------------------------------
Non-Controlling Interest									   10.5 	    8.0
--------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity (Note 16)
  Common equity											6,380.5 	6,767.6
  Convertible debentures									  149.6 	  149.6
  Preference and preferred shares 								   69.7 	   69.7
--------------------------------------------------------------------------------------------------------------------------------
												6,599.8 	6,986.9
--------------------------------------------------------------------------------------------------------------------------------
											     $ 18,255.7      $ 19,265.6
================================================================================================================================
Commitments and Contingent Liabilities (Note 17)


consolidated statements of cash flows

Periods ended September 30				    Three months			     Nine months
(Unaudited) (millions)					2002		2001			2002		2001
--------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Income (loss) from continuing operations 	     $	 (105.3)     $	   24.0 	     $	  (87.9)      $	  (95.2)
Items not affecting cash:
  Depreciation and amortization				  400.8 	  375.5 		1,160.4 	1,099.8
  Goodwill amortization					     - 		   46.2 		     - 		  129.7
  Future income taxes 					  (57.1)	   48.7 		  (37.8)	 (165.0)
  Gain on redemption of long-term debt			  (82.4)	   (7.0)		  (82.4)	  (65.9)
  Asset write-off related to restructuring 		    1.1 	     - 			    1.1 	   30.5
  Refinancing charge from debt restructuring		     - 		     - 			     - 		   96.5
  Net pension credits					   (2.1)	  (11.9)		  (11.8)	  (53.5)
  Other, net						   12.5 	  (61.8)		    5.7 	  (24.2)
--------------------------------------------------------------------------------------------------------------------------------
Operating cash flow					  167.5 	  413.7 		  947.3 	  952.7
Restructuring and workforce reduction costs,
  net of cash payments (Note 3)				  248.3 	  (23.4)		  194.6 	   99.3
--------------------------------------------------------------------------------------------------------------------------------
Operating cash flow adjusted for restructuring
  and workforce reduction costs				  415.8 	  390.3 		1,141.9 	1,052.0
Net change in non-cash working capital from
  continuing operations (Note 18(a))			  393.1 	  322.9 		  235.7 	  287.7
Operating cash flow and net change in non-cash working
  capital from discontinued operations (Note 18(b))	   (4.6)	 (154.9)		   (4.4)	 (117.0)
--------------------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities			  804.3 	  558.3 		1,373.2 	1,222.7
--------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Capital expenditures (Note 10)				 (322.7)	 (587.1)	       (1,277.2)       (1,657.8)
Purchase of spectrum					   (4.5)	     - 			   (4.5)	 (355.9)
Acquisitions, net of cash acquired			     - 		  (65.3)		     - 		 (200.9)
Proceeds from the sale of property			     - 		     - 			     - 		  228.4
Proceeds from divestitures (Note 6)			    7.8 	  810.0 		    7.8 	  810.0
Other		 					   (2.7)	  (37.0)		  (36.4)	  (81.3)
--------------------------------------------------------------------------------------------------------------------------------
Cash provided (used) by investing activities		 (322.1)	  120.6 	       (1,310.3)       (1,257.5)
--------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Common Shares and Non-Voting Shares issued		   16.6 	   23.9 		   73.9 	   66.9
Public issuance of Non-Voting Shares (Note 16(f))	  337.4 	     - 			  337.4 	     -
Cost of public issuance of Non-Voting Shares (Note 16(f)) (14.5)	     - 			  (14.5)	     -
Dividends to shareholders				  (43.2)	  (62.6)		  (96.3)	 (263.4)
Long-term debt issued					     -		  110.0 		  584.0 	6,692.8
Redemptions and repayment of long-term debt
  (Notes 14(b)-(c))					 (779.1)	  (20.0)		 (892.7)       (1,823.8)
Change in short-term obligations			     - 		 (839.6)		  (80.5)       (4,625.2)
Amortization of debt issue costs and other		    4.3 	   21.1 		    3.4 	  (30.5)
--------------------------------------------------------------------------------------------------------------------------------
Cash provided (used) by financing activities		 (478.5)	 (767.2)		  (85.3)	   16.8
--------------------------------------------------------------------------------------------------------------------------------
CASH POSITION
Increase (decrease) in cash and cash equivalents	    3.7 	  (88.3)		  (22.4)	  (18.0)
Cash and temporary investments (cash and temporary
  investments, net of outstanding items),
  beginning of period					   (9.0)	  170.5 		   17.1 	  100.2
--------------------------------------------------------------------------------------------------------------------------------
Cash and temporary investments (cash and temporary
 investments, net of outstanding items),
 end of period (Note 13)			     $	   (5.3)     $	   82.2 	     $	   (5.3)     $	   82.2
================================================================================================================================
SUPPLEMENTAL DISCLOSURE
Interest paid					     $	   48.6      $	   23.0 	     $	  392.9      $	  292.8
================================================================================================================================
Income taxes paid				     $	    3.5      $	   92.9 	     $	   24.0	     $	  250.2
================================================================================================================================


Three months ended
September 30	            Communications		 Mobility (a)		  Eliminations	  	   Consolidated (a)
(millions)	          2002	        2001	      2002	   2001	 	2002	     2001	  2002	       2001
--------------------------------------------------------------------------------------------------------------------------------
External revenue	$ 1,233.8    $  1,341.9    $    532.5    $   481.3    $      -    $       -     $ 1,766.3    $ 1,823.2
Inter-segment revenue	     24.5 	   25.7 	  4.9 	       4.3 	  (29.4)       (30.0)	       - 	    -
--------------------------------------------------------------------------------------------------------------------------------
Total operating revenue	  1,258.3 	1,367.6 	537.4 	     485.6 	  (29.4)       (30.0)	  1,766.3      1,823.2
Operations expenses	    760.0 	  786.3         372.6 	     367.6 	  (29.4)       (30.0)	  1,103.2      1,123.9
--------------------------------------------------------------------------------------------------------------------------------
EBITDA (b)		$   498.3    $	  581.3    $    164.8 	 $   118.0    $      -    $	  - 	$   663.1    $   699.3
================================================================================================================================
Capital expenditures	$   230.2    $	  403.3    $	 92.5  	 $   183.8    $      -    $	  - 	$   322.7    $   587.1
Purchase of spectrum	       - 	     - 		  4.5 		-            - 	   	  - 	      4.5 	    -
--------------------------------------------------------------------------------------------------------------------------------
CAPEX (c)		$   230.2    $	  403.3    $	 97.0 	 $   183.8    $      -    $	  - 	$   327.2    $   587.1
================================================================================================================================
EBITDA less CAPEX	$   268.1    $	  178.0    $	 67.8 	 $   (65.8)   $      -    $	  - 	$   335.9    $   112.2
================================================================================================================================

Nine months ended
September 30	            Communications		 Mobility (a)		  Eliminations	  	   Consolidated (a)
(millions)	          2002	        2001	      2002	   2001	 	2002	     2001	  2002	       2001
--------------------------------------------------------------------------------------------------------------------------------
External revenue	$ 3,745.1    $	3,880.0    $  1,467.2 	 $ 1,332.5    $	     - 	  $	  - 	$ 5,212.3    $ 5,212.5
Inter-segment revenue	     72.5	   63.6 	 13.2 	      13.0   	  (85.7)       (76.6)	       - 	    -
--------------------------------------------------------------------------------------------------------------------------------
Total operating revenue	  3,817.6	3,943.6       1,480.4 	   1,345.5 	  (85.7)       (76.6)	  5,212.3      5,212.5
Operations expenses	  2,350.4	2,313.0       1,074.2 	   1,044.8 	  (85.7)       (76.6)	  3,338.9      3,281.2
--------------------------------------------------------------------------------------------------------------------------------
EBITDA (b)		$ 1,467.2    $	1,630.6    $	406.2 	 $   300.7    $	     -    $	  - 	$ 1,873.4    $ 1,931.3
================================================================================================================================
Capital expenditures	$   947.2    $	1,219.0    $	330.0 	 $   438.8    $	     - 	  $	  - 	$ 1,277.2    $ 1,657.8
Purchase of spectrum	       - 	     - 		  4.5 	     355.9 	     - 		  - 	      4.5 	 355.9
--------------------------------------------------------------------------------------------------------------------------------
CAPEX (c)		$   947.2    $	1,219.0    $	334.5 	 $   794.7    $	     - 	  $	  - 	$ 1,281.7    $ 2,013.7
================================================================================================================================
EBITDA less CAPEX	$   520.0    $	  411.6    $ 	 71.7 	 $  (494.0)   $	     -    $	  - 	$   591.7    $	 (82.4)
================================================================================================================================








SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date
						TELUS Corporation

						"James W. Peters"

						_____________________________
						Name:  James W. Peters
						Title:  Corporate Secretary